SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 2, 2006

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.	Nokia Press Release dated September 01, 2006 and titled: Exercises with stock options of Nokia Corporation

2.	Nokia Press Release dated September 01, 2006 and titled: Nokia and SingTel to launch Dual-Mode Telephony

3.	Nokia Press Release dated September 04, 2006 and titled: Nokia reorganizes its corporate support platforms to prepare for Nokia Siemens Networks

4.	Nokia Press Release dated September 04, 2006 and titled: Style with substance: tribal art, ethnic decoration define the latest models of Nokia’s L’Amour Collection

5.	Nokia Press Release dated September 04, 2006 and titled: Winds of change: The Nokia 8800 Sirocco Edition - sensual by nature, intuitively beautiful by design

6.	Nokia Press Release dated September 05, 2006 and titled: Nokia wins GSM expansion contract with Yunnan MCC

7.	Nokia Press Release dated September 05, 2006 and titled: Nokia wins radio and core network deal with Bulgarian operator Vivatel

8.	Nokia Press Release dated September 06, 2006 and titled: Nokia Announces S60 3rd Edition Challenge Finalists

9.	Nokia Press Release dated September 06, 2006 and titled: Nokia delivers 3.6 Mbps HSDPA solution to CSL in Hong Kong

10.	Nokia Press Release dated September 07, 2006 and titled: Nokia Mobile Search intensifies with Yahoo! Search

11.	Nokia Press Release dated September 08, 2006 and titled: Nokia expands Jiangxi MCC’s GSM network for enhanced capacity and coverage

12.	Nokia Press Release dated September 08, 2006 and titled: Nokia and Vietnam Multimedia Corporation announce first live DVB-H mobile TV service launch for Asia Pacific

13.	Nokia Press Release dated September 11, 2006 and titled: Motorola and Nokia to cooperate on mobile TV interoperability

14.	Nokia Press Release dated September 11, 2006 and titled: Nokia announces $150 million contract with TELUS to deploy next-generation IP broadband access network

15.	Nokia Press Release dated September 12, 2006 and titled: Nokia signs Chinese agreements valued at over EUR 2 billion for the full year 2006

16.	Nokia Press Release dated September 12, 2006 and titled: Nokia and China Mobile sign EUR 580 million frame agreement for GSM/GPRS network expansion in China

17.	Nokia Press Release dated September 12, 2006 and titled: Nokia and China Postel deepen strategic ties

18.	Nokia Press Release dated September 12, 2006 and titled: Nokia and Warner Bros. Digital Distribution announce mobile content agreement

19.	Nokia Press Release dated September 12, 2006 and titled: Nokia selects Miami as site for new Latin America regional headquarters

20.	Nokia Press Release dated September 12, 2006 and titled: Cingular, Nokia introduce Nokia E62

21.	Nokia Press Release dated September 12, 2006 and titled: Nokia and EA Team up to Advance Mobile Gaming Worldwide

22.	Nokia Press Release dated September 13, 2006 and titled: Nokia powers LMT’s HSDPA network in Latvia

23.	Nokia Press Release dated September 13, 2006 and titled: Intuitively easy to use, stylish Nokia 6085 brings balance to a busy life

24.	Nokia Press Release dated September 14, 2006 and titled: DTAC selects the Nokia Connect eRefill for convenient prepaid top-ups

25.	Nokia Press Release dated September 14, 2006 and titled: SFR deploys Nokia MSC Server mobile softswitch in France

26.	Nokia Press Release dated September 14, 2006 and titled: Elion chooses Nokia D500 Multi Service Access Node for enhanced broadband services and IPTV in Estonia

27.	Nokia Press Release dated September 18, 2006 and titled: Globe Telecom in Philippines deploys Nokia MSC Server mobile softswitch

28.	Nokia Press Release dated September 19, 2006 and titled:Nokia and Sapio to offer complete solution for printing service providers

29.

Nokia Press Release dated September 19, 2006 and titled:Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of The Capital Group Companies, Inc. in Nokia Corporation below 5%

30.	Nokia Press Release dated September 20, 2006 and titled: Nokia 6288: Captivating 3G slide phone with leading-class video playing capability

31.	Nokia Press Release dated September 21, 2006 and titled: Alcatel and Nokia collaborate to extend business telephony

32.	Nokia Press Release dated September 21, 2006 and titled: Mobile phone companies commit to environmental action plan

33.	Nokia Press Release dated September 21, 2006 and titled: Nokia collaborates with Microsoft on Mobile Search

34.	Nokia Press Release dated September 21, 2006 and titled: Nokia releases new Carbide.c++ tools for Symbian OS

35.	Nokia Press Release dated September 25, 2006 and titled: Nokia at Photokina 2006
36.	Nokia Press Release dated September 25, 2006 and titled: Enhance Yourself - Nokia introduces a selection of simple, stylish and rockin’ accessories

37.	Nokia Press Release dated September 26, 2006 and titled: Sharing discoveries - Nokia Nseries delivers the latest in mobile multimedia

38.	Nokia Press Release dated September 26, 2006 and titled: It’s what computers have become - the new Nokia N95

39.	Nokia Press Release dated September 26, 2006 and titled:Meet the Nokia N75: Smallest Nokia Nseries Multimedia Computer

40.	Nokia Press Release dated September 26, 2006 and titled:New Nokia Nseries range shines spotlight on music

41.	Nokia Press Release dated September 26, 2006 and titled: Nokia launches international community of music connoisseurs - the Music Recommenders

42.	Nokia Press Release dated September 27, 2006 and titled: Nokia wins WCDMA 3G/HSDPA network expansion contract from Taiwan Mobile

43.	Nokia Press Release dated September 27, 2006 and titled: Nokia 5300 XpressMusic headlines a fresh lineup of new music handsets

44.	Nokia Press Release dated September 27, 2006 and titled: Nokia and Intel bring wireless broadband to future notebooks

45.	Nokia Press Release dated September 28, 2006 and titled: Nokia N73 (SoftBank 705NK) chosen for Softbank Mobile’s line-up

46.

Nokia Press Release dated September 28, 2006 and titled:  Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of The Capital Group Companies, Inc. in Nokia Corporation exceeded 5%

PRESS RELEASE

September 01, 2006

Exercises with stock options of Nokia Corporation

A total of 169,446 shares of Nokia Corporation (“Nokia”) were subscribed for as of Aug 28, 2006 based on Nokia’s 2003 and 2005 employee stock option plans. This resulted in an increase of EUR 10,166.76 in Nokia’s share capital and an increase of EUR 2,358,813.55 in shareholders equity. The new shares carry full shareholder rights as from the registration date, September 1, 2006. The shares are admitted to public trading on the Helsinki Exchanges as of the same date together with the old Nokia share class (NOK1V).

As a result of the increase, the share capital of Nokia is currently EUR 245,655,258.42 and the total number of shares is 4,094,254,307 including the shares that are held by the company.

Media enquiries:

Nokia

Communications

Tel: +358 (0) 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 01, 2006

Nokia and SingTel to launch Dual-Mode Telephony

Singapore / Espoo, Finland - Nokia and SingTel announced today their collaboration to bring together the best of two worlds, 2G/3G and WLAN (Wireless LAN) in an integrated dual-mode telephony solution on Nokia E60, Nokia E61 and Nokia N80 Internet Edition.  SingTel’s VoIP on mobile service, which is unique in its kind, combines the mobility of cellular and the cost-effectiveness of wireless broadband. Selected SingTel Mobile subscribers will be invited for a service trial which will allow them to use voice and data services from home and on the move through SingNet Wireless Surf Zones. The commercial launch of the service is expected to be later this year.

“Nokia is pleased to co-operate with SingTel on this industry leading initiative on our range of multiradio mobile devices”, said Chris Carr, General Manager, Customer Market and Operations, Nokia Singapore, “Consumers can now experience the power of mobility and benefit from accessing Internet services and calls without being connected to a computer.”

Vicki Brady, Vice President (Consumer Marketing), SingTel said, “SingTel is proud to be one of the first operators globally working with Nokia to bring VoIP services over Wireless LAN to our customers using Nokia devices. With SingTel’s VoIP on mobile service, our customers can make local calls over the Internet with their VoIP handsets for a fixed monthly fee.”

Nokia E60, Nokia E61 and the Nokia N80 Internet Edition are the first Nokia devices that are able to support SIP-based Voice over Internet Protocol (VoIP). All three devices work on 2G, 3G and WLAN networks. The Nokia N80 Internet Edition is the first ever handset to enable seamless home media networking between compatible TVs, audio systems and PCs.

SingTel’s VoIP on mobile service will be available to non-business customers on postpaid mobile plans, allowing them to make unlimited local calls using their SIP-enabled VoIP devices. The service can be accessed using the WiFi network at home or through more than 330 SingTel Wireless Hotspots across the island. The subscription fees for the service will be announced in due time.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About SingTel

SingTel is Asia’s leading communications group with operations and investments around the world.  Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

To serve the needs of multi-national corporations, SingTel has a network of 37 offices in 19 countries and territories throughout Asia Pacific, Europe and the United States. These offices enable SingTel to deliver reliable and quality network solutions to its customers, either on its own or jointly with local partners.

The Group also has major investments in Bangladesh, India, Indonesia, the Philippines and Thailand. Together with its regional partners, SingTel is Asia’s largest multi-market mobile operator, serving 92 million customers in seven markets.

SingTel employs about 20,000 people worldwide and had a turnover of S$13.14 billion (US$8.12 billion) and net profit after tax of S$4.16 billion (US$2.57 billion) for the year ended 31 March 2006.  More information can be found @ www.singtel.com and www.optus.com.au.

Media Enquiries:

Nokia, APAC

Communications

Felicia Yeo

Tel: +65 6723 1810

Email: communications.apac@nokia.com

www.nokia-asia.com

Singapore Telecommunications Limited (SingTel)

Tricia Lee

Corporate Communications

Tel:  +65 6838 3065

Email: tricialee@singtel.com

www.singtel.com

www.nokia.com

PRESS RELEASE

September 04, 2006

Nokia reorganizes its corporate support platforms to prepare for Nokia Siemens Networks

Espoo, Finland - Nokia’s activities around establishing Nokia Siemens Networks have progressed to the point where Nokia will now start identifying which employees from its corporate support platforms will transfer to the networks business support platform. Corporate support platforms are centralized Nokia-wide organizations, such as Business Infrastructure, Human Resources, Indirect Sourcing, Nokia Research Center, Corporate Communications and several others, that support Nokia’s four business groups.

This process will have no impact on the number of employees and will be carried out in accordance with local requirements.

Following the reorganization, which is due to be completed by November 1, 2006, Nokia will have in place two separate corporate support platforms; one for its device businesses and the other for its networks business. The platform supporting Nokia’s networks business is expected to comprise approximately 2 000 employees.

Those employees assigned to the new networks business support platform will transfer to Nokia Siemens Networks once the merger is closed, which is expected to take place by January 1, 2007.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins, E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expected timing, scope and effects of the merger of Nokia’s and Siemens’ communications service provider businesses; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) the impact of changes in government policies, laws or regulations; and 22) satisfaction of the conditions to the merger of Nokia’s and Siemens’ communications service provider businesses, and closing of transaction, and Nokia’s and Siemens’ ability to successfully integrate the operations and employees of their respective businesses; as well as 23) the risk factors specified on pages 12 - 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

 Nokia, Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 04, 2006

Style with substance: tribal art, ethnic decoration define the latest models of Nokia’s L’Amour Collection

Nokia unveils three new mobile phones for the fashion-conscious, including the first 3G fashion phone

Espoo, Finland - Building upon the success of last year’s highly popular L’Amour Collection, Nokia has unveiled three new mobile phones to meet the growing demand by stylish consumers the world over. From the elegantly iconic Nokia 7390, Nokia’s first 3G fashion phone, to the truly desirable Nokia 7373 and the timeless Nokia 7360, each model from the latest L’Amour Collection draws its design inspiration from tribal art and ethnic decoration. The result - a beautifully designed, intelligently considered and exceptionally crafted range of mobile phones, in a palate of colours and textures to meet every desire.

Finding inspiration in the faded luxury of grand architecture, the models from the L’Amour Collection will be appreciated as much for their exotic design as well as their impressive sophisticated set of features. Forms remain modern, round and pure. An earthy palate of colour and traditional materials, updates the bohemian feel of the earlier collection. Aspects of embroidery, 3D appliqué, ceramic tiling and other traditional decoration are refined and modernised through a new craftsmanship - resulting in beautifully embossed leather finishes and graphics which are sublime yet eclectic. Further unexpected combinations enhance the splendour of the L’Amour Collection, as does the mix of traditional handcrafts with cutting edge technology. The collection espouses a ‘nouveau-ethnic’ feel - the muted tonality and bleached colour reflecting fashion’s new and sophisticated way of incorporating decoration.

Nokia 7390: Professional elegance with a modern edge

This sleek, elegant fold phone, consummately blends precision technology with groundbreaking design. As Nokia’s first 3G fashion phone, the Nokia 7390 combines exquisite materials and design innovation within a fully featured phone. The 3 megapixel camera and WCDMA high-speed connectivity is subtly hidden within ceramic-inspired shell and leather panels. Ideal for a 24/7 lifestyle, the Nokia 7390 is available in two colours, a Bronze Black version provides a masculine feel, echoing cigar parlours and oak-panelled studies of a by-gone era. The Powder Pink model is a daring combination of ceramic white and powder pink, a colour palate currently found on fashion catwalks and furniture fairs.

The estimated retail price of the Nokia 7390 is expected to be approximately EUR 450, excluding taxes and subsidies.

Nokia 7373: Metropolitan style, fluid form

Ethnic patterns and a compact swivel design gives the Nokia 7373 its fresh look and perfect grip. Elaborate tribal markings provide a unique point for contemporary design interpretation, where form and decoration are married seamlessly together. This results in finely tooled surfaces, exquisite detail, embossed finishing and further decoration when the mobile phone is opened, proving that the Nokia 7373 is a veritable treasure chest of reference and culture.

The Nokia 7373 is available in Bronze black, Powder Pink and Black Chrome, with a wide array of complementary graphical themes. The estimated retail price of the Nokia 7373 is expected to be approximately EUR 350, excluding taxes and subsidies.

Nokia 7360: Subtly styled, elegantly compact

The Nokia 7360 is an elegant and compact mobile phone, subtly styled with accents inspired by metal, leather and transparent surfaces. The innovative use of materials gives this mobile phone its unique character, which evokes modern design classics. A tactile inlayed leather effect gently wraps around the phone, meeting smooth ceramic-inspired surfaces and glistening metallic details. The Nokia 7360 comes in two colour options. A chrome and black original that is strong, streamlined and reliable. The Powder Pink girlish, charming and undoubtedly the phone that Lewis Carroll’s Alice would have used had she needed to make a call from Wonderland.

The estimated retail price of the Nokia 7360 is expected to be approximately EUR 200, excluding taxes and subsidies.

The renewed L’Amour Collection is a universal journey of romance, a fusion of technology with traditional craft and a union of ancient art with modern communication. Each model from the L’Amour Collection is expected to begin shipping this fall.

Technical highlights:

Nokia 7390

• WCDMA (3G) offering high speed streaming, video calling

• 3 Megapixel camera with autofocus and integrated flash

• Music player with one-button access

Nokia 7373

• 2 megapixel camera

• Music, video player, twin stereo speakers

• Complementary fashion headset, pouch and phone jewellery

Nokia 7360

• Stereo FM radio, integrated camera, MMS

• MP3 ring tones

• Nokia Xpress Audio Messaging

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 7180 34457

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Photos of the L’Amour Collection can be found at: www.nokia.com/press

Services and some features may be dependent on the network and/or SIM card as well as on the compatibility of the devices used and the content formats supported.

www.nokia.com

PRESS RELEASE

September 04, 2006

Winds of change: The Nokia 8800 Sirocco Edition - sensual by nature, intuitively beautiful by design

Nature-inspired soundtrack composed by ambient musical pioneer Brian Eno

Espoo, Finland - Inspired by the forces of nature and the sculptural beauty of the body, Nokia today unveiled its latest premium mobile phone, the Nokia 8800 Sirocco Edition. Sensual by nature, intuitively beautiful by design, the Sirocco Edition’s signature feature is a thumbprint, which perfectly matches the human hand. The soundtrack of the Nokia 8800 Sirocco Edition was composed by the avant-garde musical pioneer Brian Eno, considered the “father of ambient music.”

The Nokia 8800 Sirocco Edition draws its name from the powerful desert-born wind that originates in the Sahara when a warm, dry air mass collides with the cooler, maritime air of the Mediterrean. The striking organic shape of the Nokia 8800 Sirocco Edition references the inherent strength of the human form, a concept further implied by stainless steel polished surfaces and a scratch-resistant glass display window. Like its namesake, the Nokia 8800 Sirocco Edition consists of two variants - light and dark, the light inspired by the hot, dry air mass, the dark by the cooler, humid one.

And as it blows, the powerful sirocco makes its own unique sound - a composition from nature caused by two air masses colliding. With nature as his inspiration, Brian Eno, the world renowned music composer and ambient music innovator, has created a unique ‘sonic texture’ that is organic, calm and highly evolved. It has an otherworldly feel - comprised of notes created by instruments that Eno has selected and ‘synthesized’ himself.

The stainless steel case of the Sirocco Edition is treated in such a way as to give the device a unique sensual feel, which humanizes this natural masterpiece. Impeccable functionality is created through superlative craftsmanship, using techniques drawn from master watchmakers and jewellers. From the sapphire coating of the 262,000 colour display to the distinctive slide mechanism which reveals its 2 mega-pixel camera, or even its extended battery life, every seemingly minor detail of the Nokia 8800 Sirocco Edition is honed to perfection. The ergonomic keypad undulates like the glimmering dunes of the night desert, whilst the jewel-like navigation key shines like the brightest star in the darkest night. The Nokia 8800 Sirocco Edition truly is unique, created out of the inherent beauty and chaos of nature and distilled into a modern form that is graceful, sympathetic and spare.

The Nokia 8800 Sirocco Edition also features a complementary Bluetooth headset. This diminutive but distinctive wireless earpiece is also composed of stainless steel, and perfectly matches the nature-inspired Nokia 8800 Sirocco Edition.

The Nokia 8800 Sirocco Edition is now available in select markets, with an estimated retail price of EUR 1000, before taxes or subsidies.

Technical highlights:

• Exclusive sounds in AAC quality, made by Brian Eno

• Premium User Interface - Look and feel

• 2 Mpx Camera

• High quality stainless steel metal covers for superior durability

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 7180 34457

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Photos of the Nokia 8800 Sirocco Edition can be found at: www.nokia.com/press

Services and some features may be dependent on the network and/or SIM card as well as on the compatibility of the devices used and the content formats supported

www.nokia.com

PRESS RELEASE

September 05, 2006

Nokia wins GSM expansion contract with Yunnan MCC

Nokia’s end-to end network solutions significantly improve rural area coverage and enable new services

Espoo, Finland - Nokia, a leading mobile telecommunications infrastructure supplier, has signed a GSM expansion contract with Yunnan Mobile Communication Co., Ltd. (Yunnan MCC) in China. The contract, valued at approximately USD 63 million, further strengthens Nokia’s leading position in GSM networks and mobile softswitch systems deployment in the China area.

Under the agreement, Nokia supplies Yunnan MCC with GSM/GPRS radio and core network, including the Nokia MetroSite base stations, Nokia MSC Server mobile softswitch and Nokia Media Gateway in the Yunnan Province in the Southwest China. Nokia will also provide services including network planning, implementation and other support services. Deliveries have started and the network will be operational in November.

With the Nokia MSC Server mobile softswitch, Yunnan MCC will be able to provide its customers new services, such as Multi-SIM service, which will help Yunnan MCC to generate more revenue and improve its customer retention.

“Yunnan MCC is committed to building a high-quality GSM network to extend mobile services to more people in the province. Thanks to Nokia’s innovative end-to-end solutions, we are able to improve the coverage in the rural area significantly, bring higher capacity to the network, and new services to our customers,” says Lin Zhenhui, General Manager of Yunnan MCC.

“This year marks the 10-year anniversary of strategic cooperation between Nokia and Yunnan MCC. We are delighted that Nokia solutions have in part enabled the new milestone of 10 million mobile users in the province. We are committed to supporting the operators to explore the potential of GSM networks, generate more revenues and bring new exciting services to the mobile users,” says James Lin, Vice President, Networks, Nokia China.

Nokia has been the main supplier of Yunnan MCC for GSM/GPRS core and radio network since 1996.

Nokia leads the 3GPP compliant mobile softswitch market in China and is a leading GSM network supplier in the Chinese market with over 20 provincial customers and 20 million lines already put into operation.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 05, 2006

Nokia wins radio and core network deal with Bulgarian operator Vivatel

Espoo, Finland - Nokia has won its first network deal with Bulgarian operator Vivatel. Nokia will improve GSM coverage in the Vivatel network and prepare it for 3G launch by supplying GSM/EDGE/WCDMA 3G/HSDPA radio network and 3G core network, and related services.

Nokia will supply Vivatel radio network including GSM and Nokia Flexi WCDMA base stations, and cellular transmission. Nokia will also become Vivatel’s sole 3G core network supplier and deliver Nokia IP Multimedia Subsystem (IMS), Nokia Flexi Intelligent Service Node (ISN) and Nokia MSC Server mobile softswitch. The network will be supported by the multivendor Nokia NetAct(TM) network and service management system. Deliveries started in August 2006.

Nokia’s services team will ensure efficient and timely completion of the network project. Nokia will provide project management, network planning, consulting and integration, and maintenance services, and will operate the network during the initial phase of the project.

“Nokia’s high-quality, reliable products and their end-to-end capability sealed our decision to select Nokia,” says Richard Shearer, CEO of Vivatel. “This benefits our customers, as initially they will be able to enjoy improved GSM coverage, and later we will launch 3G services.”

“This is an important deal to Nokia and we are pleased to be bringing 3G to Bulgaria together with Vivatel,” says Filip Rommelaere, General Manager, Networks, Nokia. “With Nokia solutions, operators can easily evolve their networks to the advanced technologies now being developed, protecting investments.”

In WCDMA 3G, Nokia has 62 customers to date. Nokia’s high-performing HSDPA is a simple software upgrade to Nokia WCDMA networks, thus enabling a fast, cost-effective rollout. Nokia HSDPA offers almost 10-times faster data services than current 3G networks, meaning an enhanced service experience. Nokia is a leader in the HSDPA market, with a large number of HSDPA contracts. Many network operators have already opened their HSDPA networks with the Nokia solution.

Nokia is creating seamless user experiences in converging networks thanks to mobile softswitching and IMS for fixed and mobile. With close to 100 customers for its mobile softswitching, Nokia has delivered the majority of the world’s commercial 3GPP-compliant mobile softswitching. Nokia is also the front-runner in IMS for fixed and mobile networks, with over 90 references for IMS solutions, such as Push to talk over Cellular, while paving the way for network renewal with IMS-based voice and applications in fixed networks.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 06, 2006

Nokia Announces S60 3rd Edition Challenge Finalists

Developer Companies from Around the World Vie for EUR 100,000 in Grand Prizes

Espoo, Finland - Nokia today announced results of the initial round of judging in the Forum Nokia S60 3rd Edition Challenge, a global developer competition that will award EUR 100,000 in grand prizes for the best new applications based on the S60 3rd Edition. The awards will be made October 17 in London at the Smartphone Show.

Launched in December, 2005, the S60 3rd Edition Challenge is designed to drive development of innovative new applications for the S60 3rd Edition, based on the Symbian OS, which expands creative opportunities for developers of advanced mobile applications and services.  The competition comprises four categories — enterprise, music, Adobe Flash Lite and location-based applications.

Co-sponsored by Forum Nokia, Nokia’s global developer support program, and Adobe, the competition received 117 entries. The 20 finalists, announced today, were chosen on the basis of each entry’s overall strength of concept and level of creativity, and its usability, aesthetic design and support for mobility

In addition to the four EUR 25,000 top prizes, winners and runners up in each category will be awarded a one-year free membership in Forum Nokia PRO, an exclusive developer support program, valued at EUR 4,000**. Top winners also receive a demo spot at a Nokia event, free on-site technical support and consultancy, devices and additional marketing support from Nokia partner, Handango.

The finalists, selected by a jury comprised of representatives of Adobe and Nokia business units, include:

Enterprise Applications

HansaWorld*	HansaWorld Enterprise
Intellisys s.r.l.	Argus Remote Surveillance
Quickoffice*	Quickoffice Premier
Thinprint	Content Beamer
WiB-Software	Punch2Go

Location Aware Applications

Agis Pte Ltd*	Navfone
Aspicore	GSM tracker
Augmentra	ViewRanger
Epocware, Paragon Software Group*	Handy Weather
Navicore*	Navicore Personal

Mobile Music Applications

InfoTalk Corporation*	MusicFinder
inTouch Wireless Services Pte Ltd.*	AirAlbum
ITFinity	Ringtone Shuffle
N2N Consulting Pte Ltd.*	M-Bit
VAKA*	EmoStation

Adobe Flash Lite Applications

Design Assembly	Bobby Bumper
Foreca*	Flash Weather
Gideon	06 World Cup
Refresh Mobile*	Mobizines
Telecom Italia	TIM Pocket Care

*Indicates membership in Forum Nokia PRO

**Company must meet all qualification criteria for Forum Nokia PRO membership to receive free membership award.

Introduced in 2005, S60 3rd Edition Platform enables developers to create “smarter” applications both in terms of better user experience and more efficient development, and offers an enhanced security model that provides better protection for valuable applications and content. S60 3rd Edition Platform opens a wide range of possibilities for location-based applications, as well as applications that include scalable 2-D vector graphics, wireless messaging, robust security and authentication and other advanced application features.

About S60

The S60 platform, built on the Symbian OS, is the leading smartphone software in the world and it is licensed by some of the foremost mobile phone manufacturers in the market. The flexibility of the S60 platform allows for various hardware designs and software configurations. This is demonstrated through the multitude of S60 devices already available on the market. Through its award-winning user interface, extensive support for new mobile services and the innovation potential for partner solutions, the S60 provides an open and scalable business opportunity for mobile operators and 3rd party developers. For further information about S60 news and community, please visit www.s60.com.

About Forum Nokia

Nokia’s global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises. More information is available at www.forum.nokia.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Trademarks:

All trademarks and registered trademarks are the property of their respective owners.

Media enquiries:

Nokia, Americas

Communications

Global Developer Program, Charles Chopp

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 06, 2006

Nokia delivers 3.6 Mbps HSDPA solution to CSL in Hong Kong

Espoo, Finland - The leading mobile operator in Hong Kong, and Nokia, the global leader in mobility, announced today that Nokia has delivered the High Speed Downlink Packet Access (HSDPA) solution to the operator. Nokia and CSL have successfully completed the first 16QAM call supporting 3.6 Mbps HSDPA in the CSL network.  A smooth evolution to 3G networks, the Nokia HSDPA solution will enable CSL to offer its customers high-quality broadband mobile data services and gradually enhance the data rate to 3.6Mbps when supporting devices are available.

“The implementation of the Nokia HSDPA solution puts us in an unrivalled position, as the HSDPA 16QAM technology doubles the current HSDPA rate available in the market, hence giving our consumers an even more exciting mobile broadband experience,” said Adam Wong, Director, Mobile Networks of CSL.

“We are pleased to continue supporting CSL as their network evolves towards HSPA,” says Mike Wang, General Manager, Hong Kong and Taiwan, Networks, Nokia. “The deployment of Nokia HSDPA solution involves only simple software upgrade to current 3G network, giving a cost efficient and effective solution to CSL.”

Nokia and CSL have been working together since 1991, providing GSM, GPRS, EDGE and WCDMA infrastructure for the CSL’s network.

In WCDMA 3G, Nokia has 63 customers to date. Nokia’s high-performing HSPA is a simple software upgrade to Nokia WCDMA networks, thus enabling a fast, cost-effective rollout. Nokia HSPA is made up of two key technologies, HSDPA (High Speed Downlink Packet Access) and HSUPA (High Speed Uplink Packet Access), offering breakthrough data speeds theoretically up to 14.4 Mbps in the downlink and up to 5.8 Mbps in the uplink.

Nokia HSDPA offers almost 10-times faster data services than current 3G networks, meaning an enhanced service experience. Nokia is a leader in the HSDPA market, with a large number of HSDPA contracts. Many network operators have already opened their HSDPA networks with the Nokia solution.

About CSL

CSL is a pioneer in the mobile communications market in Hong Kong. The Company launched its mobile services in 1983, and today operates a world-class GSM / WCDMA network through its mobile brands: 1O1O and One2Free. CSL introduced its 3G and Wi-Fi Service in 2004, and has pioneered the launch of HSCSD, GPRS, MMS, EDGE, Video Sharing and “3G Mobile TV” in Hong Kong.

In April 2006, CSL and New World Mobility officially merged.  For more information about CSL, please visit www.hkcsl.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media enquiries:

Nokia, China area, Hong Kong

Emily Hung

Tel. +852 2597 0100

Email: emily.hung@nokia.com

Nokia, Networks

Communications

Tel. +358 7180 34379

www.nokia.com

PRESS RELEASE

September 07, 2006

Nokia Mobile Search intensifies with Yahoo! Search

Nokia’s Multimedia Computers seamlessly scour the Internet

Espoo, Finland/Sunnyvale, CA, US - Nokia (NYSE: NOK) and Yahoo! Inc. (Nasdaq:YHOO) today announced that Yahoo! Search has become a more integral part of the Nokia Mobile Search application, a simple, convenient, and fast way to find and connect to local services, websites, images, and mobile content - all from the palm of your hand. This cooperation allows Nokia to strengthen the Internet search offering on Nokia Nseries multimedia computers and other Nokia S60 devices.  Yahoo! will provide state-of-the-art web and image search results in more than 10 languages on a wide variety of Nokia devices to give consumers real-time access to information and content.

Nokia and Yahoo! have been working together since April of 2005 to establish an optimal Internet experience, including search, for consumers on their mobile devices.  Nokia is dedicated to creating an experience that is deeply integrated into the other functions of the device. This agreement is an expansion of an already strong cooperation between leading players in their respective domains - Yahoo! in Internet services and Nokia in mobile devices.

“Nokia is extremely focused on providing the multimedia computer user the easiest route to explore the Internet and find what they need while they are on the go, such as images, facts, restaurants and addresses,” commented Ralph Eric Kunz, vice president, Multimedia Experiences, at Nokia. “Combining Yahoo!’s proven expertise in search on the web with Nokia’s understanding of mobile user interfaces, makes the Nokia Mobile Search experience unrivalled in the industry.”

“Yahoo! is excited to continue our deep partnership with Nokia and find new, innovate ways to integrate mobile search into the Nokia S60 handsets and Nseries multimedia computers,” said Christian Lindholm, vice president, global mobile products, Yahoo!. “Working with Nokia allows us to deliver a compelling mobile search solution directly to the millions of consumers wanting to use their mobile device to search for and find the information that’s important to them.”

This cooperation has already started to drive consumer usage of Mobile Search.  Early data shows that 86 percent of all image search results are opened, 36 percent are added to the Gallery and 85 percent of all Web searches resulted in a browser being launched to access the searched for information. The Nokia Mobile Search also increases consumer discoverability of search on mobile devices as in many cases search will be accessible directly from the menu screen.

The Nokia Mobile Search application is available in select markets in the standard sales packs of the Nokia N80 Internet Edition, Nokia N73, Nokia N93, Nokia N70, Nokia N71, Nokia 6630, Nokia 6680, and Nokia 6681. It is also offered as a free download for more selected Nokia S60 devices from www.nokia.com/mobilesearch.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use.  With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

About Yahoo!

Yahoo! Inc. is a leading global Internet brand and one of the most trafficked Internet destinations worldwide.  Yahoo! seeks to provide online products and services essential to users’ lives, and offers a full range of tools and marketing solutions for businesses to connect with Internet users around the world.  Yahoo! is headquartered in Sunnyvale, California.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 34383

Yahoo! Inc.

Nicole Leverich

Tel. +408-349-5583

nicolewl@yahoo-inc.com

www.nokia.com

PRESS RELEASE

September 08, 2006

Nokia expands Jiangxi MCC’s GSM network for enhanced capacity and coverage

Nokia, a leading mobile network supplier in China, announced today that it has signed a GSM expansion contract with Jiangxi Mobile Communications Corporation Ltd. (Jiangxi MCC). Nokia will provide GSM network equipment and solutions for Nokia’s 10th GSM expansion for Jiangxi MCC. In addition, Nokia extended its cooperation with Jiangxi MCC by signing a contract to build GSM coverage for the rural areas.

Under the two contracts, Nokia will supply Jiangxi MCC with Nokia GSM radio and core networks, including Nokia UltraSite base stations and Nokia MSS (MSC Server System) mobile softswitch. The Nokia NetAct(TM) network and service management system will support the network, and Nokia will provide network planning, implementation and integration services. Deliveries will start immediately and the network will be operational in October 2006.

“We are delighted to continue the strategic cooperation with Nokia,” said Jian Qin, General Manager of Jiangxi Mobile Communications Corporation Ltd. “With Nokia’s high quality GSM solutions, rapid rollout capability and professional services, we will be able to increase our network capacity and coverage to meet the increasing needs of mobile subscribers in both urban and rural areas of Jiangxi Province.”

“It is our great pleasure to work closely with Jiangxi MCC,” said James Lin, Vice President, Networks, Nokia China. “In addition to expanding network capacity and coverage for Jiangxi MCC, we are supporting them to reduce operating expenditure and offer their subscribers a smooth migration path to 3G and All-IP services in the future through the deployment of mobile softswitch systems.”

Nokia has been a major supplier of Jiangxi MCC’s radio and core networks since the launch of Jiangxi’s GSM network in 1995.  Jiangxi MCC launched the SMS-based eRefill service to its entry level subscribers in the province using the Nokia Connect eRefill solution in 2005. Jiangxi MCC is one of the wholly owned subsidiaries of China Mobile (HK) Limited with a leading market position in Jiangxi province of over 8.5 million subscribers.

Nokia leads the 3GPP compliant mobile softswitch market in China and is a leading GSM network supplier in the Chinese market with over 20 provincial customers and 20 million lines already put into operation.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 08, 2006

Nokia and Vietnam Multimedia Corporation announce first live DVB-H mobile TV service launch for Asia Pacific

Among first Nokia commercial deals worldwide, Vietnam Multimedia Corporation DVB-H roll-out to deliver Mobile TV services by end-2006

Espoo, Finland and Ho Chi Minh City, Vietnam - Global mobility leader Nokia and Vietnam Multimedia Corporation (VTC) today announced a jointly-inked deal to launch commercial mobile broadcast TV services based on Digital Video Broadcast-Handheld (DVB-H) technology in two key Vietnamese cities by end-2006.

The agreement, Nokia’s first commercial mobile TV service rollout in the Asia Pacific region, is also among the first of Nokia’s commercial rollouts globally. Nokia is currently spearheading several trials in Asia Pacific, Europe and North America countries.

VTC, Vietnam’s leading national broadcaster and operator in digital broadcasting, will make available its mobile PayTV services to consumer subscribers in Hanoi and Ho Chi Minh City by end-2006. Consumers in both cities will be able to enjoy seven digital TV channels as well as a video-on-demand service from a catalog of selected titles offered by VTC. The service is available on Nokia’s Nseries DVB-H enabled multimedia devices, delivered by the Nokia N92 which will make its debut in Vietnam for this purpose.

Le Doan Quan, Director, VTC mobile TV company said: “The open technology platform solution provided by Nokia resonates with VTC’s vision of increasing choice and participation for consumers and other technology providers. Nokia implementation uses the OMA DRM approach for services and content delivery protection thus enabling many additional possibilities such as delivery of ringtones, logos, music, videoclips, games and large file applications, in addition to the ordinary TV programmes. This equips VTC with a cost-effective and future-proof platform for driving the development of the vibrant multimedia ecosystem in Vietnam.”

Jawahar Kanjilal, Director, Experiences, Nokia Multimedia Asia Pacific said: “We are delighted to be part of this great development in Vietnam. This marks the beginning of exciting times in the Asia Pacific broadcasting industry, bringing digital television to consumers’ pockets and ushering in a new era of personal interactive entertainment.  The Nokia N92 multimedia computer will be a key element of this consumer offering, and we look forward to the continuing development of mobile TV services in the region.”

Under the agreement, Nokia and VTC are committed to jointly propel the consumer adoption of mobile entertainment services in Vietnam. After taking mobile TV services commercial in Hanoi and Ho Chi Minh in 2006, VTC plans to extend the coverage to a national level over a two-year period.

DVB-H is a robust broadcast-to-mobile technology which provides excellent reception of the ordinary television broadcasting in digital format on mobile phones and television screens mounted on-board public and private means of transportation.  DVB-H was chosen based on its merit to support mobility, efficient power management, and DVD quality audio and video services without disturbance.

In the Asia Pacific, Nokia spearheaded several mobile TV technology showcases in countries such as Singapore (with Mediacorp & M1), Malaysia (Astro & Maxis), as well as in India and Taiwan. As an industry leader, Nokia also participated in many industry-wide events demonstrating simulcast mobile TV content together with players in the media and entertainment industries. In Australia, Nokia is also in the midst of a DVB-H trial first started last July 2005 with the Bridge Networks & Telstra consumers in Sydney. In Europe, Finland, Digita, supported by Nokia, has been awarded an operator license and is working to debut DVB-H mobile TV services soon. Italy has also launched a DVB-H service, while many other regions in the world are expected to follow suit with the commercialization activity once their own trials are concluded.

Notes to the editors

DVB-H technology enables the TV service you are familiar with at home to be broadcast to your mobile device. DVB-H provides a superior end-user experience in the mobile environment with excellent picture and reduced battery consumption. Up to 50 TV channels can be delivered with low cost, over one network. With extensive pilots of broadcast mobile TV currently taking place across the globe, involving leading broadcasters, mobile operators, broadcast network operators and handset manufacturers, the market for commercial broadcast services is expected to grow throughout 2006.

What is Mobile TV Broadcasting?

Mobile TV Broadcasting allows the user to watch their favourite TV programmes such as dramas, news, music, sports and documentaries on their mobile device. The service works by receiving a digital TV broadcast signal optimized for mobile devices from the air in much the same way as televisions at home do.  Channel guides will also be broadcast allowing users to keep abreast of the latest programmes on air. Broadcast Mobile TV is not the same as a streaming video service over 3G or GPRS where each recipient gets a separate copy of the program stream. Rather, one simultaneous TV stream can be received at any time by any number of users enjoying high picture quality and low battery power consumption.

More information about Mobile TV can be obtained from www.nokia.com/mobiletv.

About VTC

Vietnam Television Technology Investment and Development Company (VTC) is the leading and sole state-owned enterprise under Vietnam Television. It was established in 1996 as a result of the amalgamation between VTC’s predecessor, Intedico, with two other companies (Telexim and Ratimex) and is now the principal provider of and investor in television and radio equipment and technology for the whole country. VTC prides itself on employing more than 4000 people with Master and Ph.D degrees, the rest having B.Sc and Associate Diplomas, and is working towards achieving the strategic goal of Vietnam Television:

The Vietnam Television Technology Investment and Development Company (VTC) has received permission from the Government Office to provide DVB-T broadcast services nationwide. VTC has piloted broadcasting local and international DVB-T programs for three years, now the station to broadcast to all 40 Vietnamese provinces and cities.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Vietnam Television & Technology Investment & Development Company (VTC)

Tel. +84 4 943 3409 and +84 4 822 7395

Mobile +84 913 232 538

E-mail: support@vtc.vn

www.vtc.vn

Nokia, Asia Pacific

Communications

Annette Pau, tel. +65 6723 2439 / Teresa Chang, tel. +65 6723 1571

E-mail: communications.apac@nokia.com

Nokia, Vietnam

Nguyen Quyet-Thang, tel. +84 8824 5123

E-mail: quyet-thang.nguyen@nokia.com

www.nokia-asia.com

www.nokia.com

PRESS RELEASE

September 11, 2006

Motorola and Nokia to cooperate on mobile TV interoperability

Companies to engage in DVB-H enabled handset and network compatibility testing to accelerate time to market for broadcast mobile TV services

IBC, Amsterdam, the Netherlands - In an effort to encourage greater adoption of broadcast mobile TV services and accelerate service deployment, Motorola and Nokia today announced that they will work to achieve interoperability among their DVB-H (Digital Video Broadcast - Handheld) enabled mobile devices and network services.  The handset manufacturers will work together to support solutions based on open DVB-IPDC standards available for operator partners interested in deploying multi-vendor mobile TV services and trials in 2006 and onward.

According to Informa, the mobile TV market is poised to grow exponentially - by 2010, there are anticipated to be over 50 million DVB-H enabled mobile devices sold globally.  The deployment of mobile TV services will offer new business opportunities for companies across the value chain - including content and broadcast companies, mobile service providers, infrastructure and handset manufacturers and technology providers — and the availability of interoperable DVB-H enabled devices and services is a key factor in further opening up the market.

Among the many digital technologies available to deliver mobile TV services, Motorola and Nokia both view DVB-H as an effective technology for deploying broadcast mobile TV.  DVB-H technology offers high service level quality, low battery consumption and offers the end-user the ability to simultaneously receive broadcasts while using other mobile services such as telephony and internet access on their device.

“Operators around the world are evaluating broadcast mobile TV as a compelling new service to offer their subscribers - and interoperability will play a key role in bringing these services to market faster,” said Rob Bero, Director of Broadcast Technologies, Motorola.  “As a vocal leader in open standards, including DVB-H, we’re pleased to be working with Nokia to deliver interoperable handset and network solutions that will help enable operators to offer the ultimate mobile TV experience for consumers.”

“Commercial mobile TV services are on the verge of launching in several markets across the world. In order for mobile TV to be a true success, we need interoperable mobile devices and systems which deliver the best experience for consumers and enable enjoyable, live broadcast TV when and where it suits them, redefining prime times and television program content. Nokia is happy to see that open DVB-H technology has and will have widespread support across the industry players, including Motorola and Nokia, in bringing mobile TV to market,” says Harri Männistö, Director, Multimedia Experiences, Nokia.

In parallel to supporting mobile operators launching mobile TV services based on existing technologies in their networks, Motorola and Nokia are both active in ongoing standardization and technology development to optimize the broadcast mobile TV experience.  The companies will work on interoperability efforts using the open DVB-IPDC standard while continuing to participate in industry-wide interoperability efforts within the related standardization bodies.

Notes to the editors

DVB-H technology enables the TV service you are familiar with at home to be broadcast to your mobile device. DVB-H provides a superior end-user experience in the mobile environment with excellent picture and reduced battery consumption. Up to 50 TV channels can be delivered with low cost, over one network. With extensive pilots of broadcast mobile TV currently taking place across the globe, involving leading broadcasters, mobile operators, broadcast network operators and handset manufacturers, the market for commercial broadcast services is expected to grow throughout 2006.

About Motorola

Motorola is known around the world for innovation and leadership in wireless and broadband communications.  Inspired by our vision of Seamless Mobility, the people of Motorola are committed to helping you get and stay connected simply and seamlessly to the people, information, and entertainment that you want and need.  We do this by designing and delivering “must have” products, “must do” experiences and powerful networks — along with a full complement of support services.  A Fortune 100 company with global presence and impact, Motorola had sales of US $35.3 billion in 2005.  For more information about our company, our people and our innovations, please visit www.motorola.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Jennifer Lyons

Motorola, Inc.

+1 847 523 4739

jennifer.lyons@motorola.com

Nokia Multimedia

Communications

tel. +358 7180 45725

Nokia Communications

tel. +358 7180 34900

e-mail: press.office@nokia.com

www.nokia.com/mobiletv

www.nokia.com

MOTOROLA and the Stylized M Logo are registered in the US Patent & Trademark Office. All other product or service names are the property of their respective owners. © Motorola, Inc. 2006.

PRESS RELEASE

September 11, 2006

Nokia announces $150 million contract with TELUS to deploy next-generation IP broadband access network

Nokia enhancing TELUS’s broadband capabilities with cutting edge broadband network equipment and installation services

Broadband World Forum Americas, Vancouver, British Columbia - TELUS has awarded Nokia a three-year, $150 million contract to provide integration and installation services for the rapid deployment of TELUS’s next-generation IP broadband access network in Canada.

The agreement supports TELUS’s announced $600 million investment in broadband network infrastructure to pave the way for exciting emerging IP applications including high definition TELUS TV. The agreement covers integration, installation and deployment services.

“TELUS is committed to delivering innovative solutions to our residential and business clients that unleash the power of the Internet,” said Joe Grech, TELUS executive vice-president of Network Operations. “Our cooperation with Nokia, an international leader in deploying cutting-edge technology, complements our workforce and will enable TELUS to significantly accelerate the construction of our broadband infrastructure.”

Today’s announcement follows the November 2005 agreement that TELUS would use Nokia broadband infrastructure equipment to build and support its next-generation IP broadband access network. Equipment included the Nokia D500 IP DSLAM (Digital Subscriber Line Access Multiplexer) multiservice broadband access platform, equipped with ADSL2+ technology that provides both multi-megabit bandwidth per customer and enhanced coverage of broadband services for end users when compared with earlier DSL technologies.

“In the past year, Nokia’s broadband business has experienced continued success and contributed to our overall leadership and vision in convergence - our cooperation with TELUS marks an important milestone in this growth,” said Mikko Lavanti, Vice President, Networks, Nokia. “We look forward to working with TELUS’s team and contributing Nokia’s expertise in rapid deployment to ensure broadband services, like TELUS TV, are delivered to the market as efficiently and quickly as possible.”

Nokia’s broadband access solutions include both broadband and narrowband technologies. These broadband solutions provide innovative, cost-effective, secure, and reliable high-speed broadband access solutions to fixed network providers serving both business and residential markets.  The Nokia D500 is a full service broadband access platform supporting multiple variants of xDSL, protocols such as IP multicasting and SIP, and applications such as IPTV, video downloads/streaming, convergence applications, and also voice services (POTS). Additionally, Nokia has a strong portfolio of services to assist operators with integration, installation, deployment, optimization and operation of their networks. Nokia’s global service organization positions Nokia in services growth areas such as systems integration, service management, operations solutions, hosting and managed services.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, North America

Communications

Tel. +1 905 619 4300 in Canada

Tel. +1 972 894 5211 in U.S.

Email: communication.corp@nokia.com

Nokia, Networks

Communications

Tel. +358 7180 34379

www.nokia.com

PRESS RELEASE

September 12, 2006

Nokia signs Chinese agreements valued at over EUR 2 billion for the full year 2006

Ceremony witnessed by Chinese and Finnish Premiers. Deliveries started in the beginning of the year.

Helsinki, Finland - At a ceremony today in Helsinki, Finland witnessed by Chinese Premier Mr. Wen Jiabao and Finnish Premier Mr. Matti Vanhanen, Nokia signed agreements with its Chinese customers China Mobile and PTAC valued at over EUR 2 billion for the full year 2006.

The agreements show Nokia’s continued commitment to the Chinese market. To date Nokia has committed over EUR 3.3 billion to investments in China, and continues to invest in manufacturing, sales and R&D in the Chinese market.

“The signing of these two important agreements is a milestone event for Nokia’s operations in China,” said Nokia CEO Olli-Pekka Kallasvuo. “We set up our operations more than 20 years ago with a handful of employees and today we employ over 6700 people in China. It is the single biggest market for Nokia, as well as one of the largest contributors to Nokia’s R&D, manufacturing and innovation.”

The frame agreement with China Mobile relates to the purchase of GSM/GPRS network equipment from Nokia with a value of approximately EUR 580 million during the full year 2006. The agreement with the Chinese national mobile phone distributor PTAC relates to the purchase of mobile devices from Nokia with an estimated value of at least EUR 1.5 billion for the full year 2006.

Nokia’s operations in China include two mobile phone manufacturing facilities,  two network manufacturing facilities, and six R&D units focusing on both the Chinese and global markets. On September 1, 2006 Nokia announced that it is expanding its recently established 3G R&D center in Chengdu, Sichuan province.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, China

Communications

Thomas Jönsson

Tel. +86 10 6539 2828, ext. 3315

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 12, 2006

Nokia and China Mobile sign EUR 580 million frame agreement for GSM/GPRS network expansion in China

Helsinki, Finland - Nokia, a leading mobile telecommunications infrastructure supplier, and China Mobile Communications Corporation (China Mobile), the world’s largest GSM operator, have today signed a frame agreement for the purchase of Nokia GSM/GPRS network system equipment. The agreement, valued at EUR 580 million for the full year and for which deliveries have already started, further strengthens Nokia’s cooperation with China Mobile and reaffirms Nokia’s leading position in GSM network and mobile softswitch system deployments in the Chinese market.

Under the frame agreement, Nokia will supply China Mobile GSM/GPRS radio and core network equipment, including base stations and Nokia MSC Server mobile softswitch, for network expansions in China during 2006. In addition, Nokia will provide professional services, including network planning, implementation and care services for the network expansion. Deliveries have already started.

“The frame agreement reaffirms China Mobile’s trust in Nokia and our capability to provide complete solutions. Nokia is well positioned and fully committed to support operators exploring the potential of GSM networks. We can help operators to prepare for future network evolution with the unique end-to-end capability of our unified core network, multi-access solutions, handset leadership and services offering,” says James Lin, Vice President, Networks, Nokia China.

“We are extremely pleased with our cooperation with Nokia,” says Sha Yuejia, Vice President of China Mobile.

Nokia’s strategic cooperation with China Mobile started in 1994. Since then Nokia has provided GSM networks to over 20 of China Mobile’s provincial affiliates. With Nokia’s support, China Mobile has realized many industry firsts in China, including the first international GSM roaming network, the first GSM call, and the first multimedia service with a Nokia device supporting MMS.

Nokia leads the 3GPP compliant mobile softswitch market in China, and is a leading GSM network supplier in the Chinese market with over 20 provincial customers and 100 million mobile lines, of which 20 million are provided by mobile softswitching.

About China Mobile

China Mobile Communications Corporation (“China Mobile”) fully holds the equity of China Mobile (HK) Group Limited, which is a major shareholder of China Mobile Limited. China Mobile Limited has subsidiaries in 31 provinces in China. Currently, in terms of its market value, China Mobile Limited is the largest among all the overseas listed Chinese companies and among all telecom carriers in Asia.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 12, 2006

Nokia and China Postel deepen strategic ties

Helsinki, Finland - Today, Nokia and China Postel Mobile Communication Equipment Co., Ltd. (China Postel) of China P&T Appliances, signed a memorandum of cooperation in a move which deepens an existing and long-standing partnership. This agreement between the world’s largest mobile phone manufacturer and China’s largest mobile phone distributor is expected to bring new energy to the Chinese mobile phone market.

Under the memorandum, Nokia and China Postel will expand their cooperation in the fields of mobile terminal sales, distribution network development, and overall resource sharing. Both parties have agreed to work closely to set up sales channels for operators’ low end products. It is expected that China Postel will purchase roughly RMB 15 billion (approximately EUR 1.5 billion) worth of mobile terminals from Nokia for the full year 2006.

Mr. Colin Giles, Senior Vice President of Customer and Market Operations for Nokia China, expressed his confidence in the arrangement, saying, “We have a long history with China Postel and our partnership has only grown stronger over time. China Postel plays an important role in our success, especially with regard to our expansion into rural communities in China.”

Mr. Tan Xinhui, the President of China Postel, said, “Competition in the Chinese mobile industry is intensifying all the time. We have been pursuing new ways of working with mobile phone manufacturers in order to bring consumers more complete communication solutions. This is a new milestone for us and a benchmark for both of our companies.”

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, China

Communications

Thomas Jönsson

Tel. +86 10 6539 2828, ext. 3315

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 12, 2006

Nokia and Warner Bros. Digital Distribution announce mobile content agreement

Games, videos and audio based on popular Warner Bros. Entertainment brands to be available for download via Nokia Content Discoverer

CTIA Wireless IT & Entertainment, Los Angeles, CA, US - Nokia and Warner Bros. Digital Distribution today announced an agreement for high-quality content based on popular Warner Bros. Entertainment brands to be made available for consumer downloads through the Nokia Content Discoverer client, embedded in millions of Nokia devices currently available in markets around the globe.

The multi-country agreement will create a dedicated Warner Bros. mobile content “storefront” available to consumers through the device-resident Nokia Content Discoverer client, part of Nokia’s complete mobile content ecosystem. Compatible with leading Nokia handsets based on S60 and Series 40, Nokia Content Discoverer is embedded as an on-device portal in more than 20 Nokia handset models, comprising millions of devices currently in the marketplace through leading mobile operators and retail outlets worldwide.

At service launch, mobile subscribers in select European and Asian countries will be able to explore the dedicated Warner Bros. Entertainment channel and discover images, tones, games and video clips. The consumer offer brings together premium and promotional content from some of the world’s most revered entertainment brands, including Looney Tunes, Hanna-Barbera, DC Comics, Superman Returns, Charlie and the Chocolate Factory, V for Vendetta, Dukes of Hazzard and Batman Begins.

“This agreement represents a key addition to our Nokia Content Discoverer program, providing Nokia customers with a convenient and familiar place to shop for the world’s most popular entertainment content,” said Brad Brockhaug, Director, Business Development and Channels, Forum Nokia, Nokia’s global developer program. “Nokia Content Discoverer is part of a content ecosystem designed to improve access to mobile content downloads for millions of subscribers. These consumers now will be able to personalize their mobile devices with their favorite Warner Bros. content.”

Nokia Content Discoverer facilitates easy access to downloadable content by mobile subscribers through a collection of shopping mall “stores” run by branded content providers, leading content aggregators and mobile service providers. Operators are able to build their own branded mobile shopping mall, with better positioning of content and the presence of the operator’s brand on the device, generating higher adoption. Consumers’ experience of content shopping is greatly enhanced through Nokia Content Discoverer’s advanced on-device caching of content catalog metadata which allows free browsing of the content stores in the mobile mall, as well as automatic content updates, integrated preview/prelisten and proficient content installation capabilities.

“Nokia Content Discoverer offers a new channel for us to distribute Warner Bros mobile content. It also provides end consumers with more choice and ease of access in this increasingly sophisticated space,” said Billy Wright, Vice President of Global Wireless, Warner Bros. Digital Distribution.  “We are delighted to work with Nokia on this unprecedented launch and look forward to working together on further opportunities in the near future.”

Nokia Content Discoverer is currently embedded in select S60 and Series 40 devices available in the global marketplace, including the Nseries multimedia devices (Nokia N70, N71, N72, N73, N80 and N93), Eseries devices for enterprise users (Nokia E50, E60, E61 and E70), Nokia 5500, and Nokia 3250 handsets currently available in mainland China and on Nokia 6131 devices in China and other Asia-Pacific markets. Nokia Content Discoverer is expected to be in the hands of over 20 million consumers worldwide by the end of 2006.

More information about Nokia Content Discoverer is available online at: www.nokia.com/NCD.

To download the Nokia Content Discoverer client to additional Nokia devices based on S60 Platform visit: www.nokia.com/catalogs.

About Forum Nokia

Nokia’s global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises. More information is available at www.forum.nokia.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Trademarks:

All trademarks and registered trademarks are the property of their respective owners.

Media Enquiries:

Nokia, Americas

Corporate Communications - Global Developer Program

Charles Chopp

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Nokia, Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 12, 2006

Nokia selects Miami as site for new Latin America regional headquarters

New regional headquarters to leverage Miami’s position as a regional hub and allow Nokia to best serve rapidly growing markets throughout Latin America.

Miami, FL, USA - Nokia today announced that it is establishing its new headquarters for Latin America in Miami, with region-wide functions such as sales and marketing to be based at the new premises.

“Latin America is one of the most important growth markets in the mobile communications industry, and Nokia’s aim is to continuously expand its presence and leadership in the region’s markets,” said Maurizio Angelone, Senior Vice President, Customer and Market Operations, Nokia Latin America. “Miami’s proximity to Latin American countries and its position as a regional transportation and communications hub make it the perfect location from which to better serve the needs of our customers in Latin America.”

The new offices will be operational in November 2006 and will occupy approximately 25,500 square feet at Miami’s Enterprise Zone. The company expects that the new regional headquarters will house close to one hundred Nokia employees within a year of opening.

Nokia currently employs more than 4,500 people in Latin America and has operations in 11 of the region’s countries. Worldwide, Nokia currently has more than 66,000 employees.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 12, 2006

Cingular, Nokia introduce Nokia E62

New, Cingular exclusive comes with broad messaging capabilities, outstanding browsing experience, superb voice quality

CTIA Wireless IT & Entertainment, Los Angeles, CA, US - Cingular Wireless and Nokia today introduced the Nokia E62 device, a robust, sleek device built specifically for wireless email whose attractive price promises to take superior mobile email access beyond the executive suite and into the hands of the everyday wireless user.

The Nokia E62 device will be available exclusively from Cingular in the U.S. for as low as $149.99.  Measuring barely half an inch thick, it features a full QWERTY keyboard with large backlit keys for easy typing, and a sizeable, high-resolution 16 million color screen measuring 320 x 240 pixels.  Whether they’re business people or consumers, Nokia E62 device users will have a variety of popular secure email platforms from which to choose.  These include Good Mobile Messaging, Cingular Xpress Mail, BlackBerry Connect, Mail for Exchange (direct push corporate email from Microsoft Exchange), the Nokia push solution via Intellisync Mobile Suite from Nokia, and standard clients such as POP3, IMAP and SMTP. In addition, the device includes a pre-loaded instant messaging application.

Beyond email, customers can view, edit and create documents, spreadsheets and presentations.  They also can surf the Internet with ease using the device’s robust S60 browser, developed by Nokia.  This gives them access to a treasure trove of Web content via Cingular’s MEdia Net(SM).

“The Nokia E62 device is a game changer that will bring the power of wireless email to just about everyone who wants to experience it,” said Kent Mathy, president of the Business Markets Group, Cingular’s business-to-business organization.  “Nokia has built a rock-solid device with an ultra-thin, modern form factor, support for several popular business and personal wireless email platforms, a great Web browsing experience and unsurpassed Nokia voice quality - all at a great price.”

“Nokia and Cingular understand that the user is king in the mobile device world, whether choosing a device for business or personal use,” said Mary McDowell, executive vice president and general manager, Nokia Enterprise Solutions. “That’s why Nokia E62 offers the most comprehensive features and solutions to manage the complexities of our customers’ work and personal lives — giving new meaning to ‘smart and stylish’. Offering the industry’s broadest choice of email options, and being IT-ready for any business environment globally, Nokia E62 delivers on the promises of the entire range of Nokia Eseries devices. We are very excited about the opportunity to provide this offering to the US market with Cingular and truly take mobile email to the masses.”

The Nokia E62 device boasts exceptional Nokia voice quality with approximately five hours talk time.  In addition to a crystal-clear connection, users get such features as speakerphone, six-way conference calling, voice dialing, voice commands for menu shortcuts, and a dedicated voice key for easy use of voice recording.

Cingular customers can use the Nokia E62 device whether they are taking it to the other side of town, across the country or halfway around the world.  In the United States, Nokia E62 is powered by Cingular’s ALLOVER(TM) network, the nation’s largest digital wireless voice and data network that has the fewest dropped calls of any national carrier.   The nationwide* ALLOVER wireless data network, powered by EDGE, is the largest national high-speed wireless data network in the United States with availability in 13,000 cities and towns and along some 40,000 miles of major highways.  When abroad, customers can use the Nokia E62 device in more than 180 countries for voice and over 100 countries for data.

“With Nokia E62, Cingular and Nokia have brought everything together - applications, sleek design, and price all on the nation’s largest national high speed wireless data network - to make it even easier for consumers and business customers to experience what is today the key application in wireless data, namely, email,” Mathy said.  “Once customers experience the power and convenience of wireless email, they are naturally inclined to try and use the broad array of other wireless data capabilities we make available.”

Nokia E62 will be available beginning September 29, 2006 in Cingular Wireless retail stores nationwide, select national retailers, on www.cingular.com and through Cingular’s B2B direct sales organization.

For more information on Nokia E62, please go to www.cingular.com.

* Not available in all areas.

About Cingular Wireless

Cingular Wireless is the largest wireless carrier in the United States, serving 57.3 million customers.  Cingular, a joint venture between AT&T Inc. (NYSE: T) and BellSouth Corporation (NYSE: BLS), has the largest digital voice and data network in the nation - the ALLOVER(TM) network - and the largest mobile-to-mobile community of any national wireless carrier. Cingular is a leader in third generation wireless technology. Its 3G network is the first widely available service in the world to use HSDPA (High Speed Downlink Packet Access) technology. Cingular is the only U.S. wireless carrier to offer Rollover(r), the wireless plan that lets customers keep their unused monthly minutes. Details of the company are available at http://www.cingular.com/. Get Cingular Wireless press releases emailed to you automatically. Sign up at http://cingular.mediaroom.com/.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Cingular Wireless

John Kampfe

Tel. +1 973 637 9387 (office)

Tel. +1 908 432 3473 (wireless)

Nokia

Communications

Laurie Armstrong

Tel. +1 914 473 9373 (mobile)

E-mail: laurie.armstrong@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 12, 2006

Nokia and EA Team up to Advance Mobile Gaming Worldwide

EA to bring mobile titles to current and next generation Nokia devices

Espoo, Finland and Redwood City, CA, USA - Nokia, the world leader in mobile communications, and Electronic Arts (NASDAQ: ERTS), the world’s leading interactive entertainment software company, today announced a collaboration that will see EA become a major supplier of mobile games to millions of Nokia mobile device owners through Nokia Content Discoverer. This solution allows mobile customers easy access to downloadable content through a collection of shopping mall “stores” on their mobile device. Initially, customers will be able to download seven EA titles, Tetris®, Tetris® Mania, The Sims(TM)2, Doom®, FIFA 06, Tiger Woods PGA TOUR® 06 and FIFA Street 2 this holiday season.  Starting in mid-2007, EA intends also to support the launch of the Nokia next generation mobile games platform with top EA titles that will be custom-designed for Nokia S60 devices.

In an effort to advance the content delivery model and overall player experience, Nokia and EA will work together to craft a superior mobile gaming experience for consumers worldwide. Nokia device owners can look forward to improved game quality, outstanding performance and intuitive delivery.

“Nokia shares our vision of making it easy for people around the world to find and play the best quality games on their mobile phones. We are looking forward to working more closely with Nokia on promoting a delivery system that propels mobile gaming forward,” said Mitch Lasky, senior vice president, EA.  “This relationship will bring together EA’s great brands and development studios with Nokia’s innovative hardware and global consumer reach.”

“The core of Nokia’s games strategy is to make it easy for people to find, buy and play great quality mobile games and we’re excited to expand our relationship with EA to help make that possible,” said Jaakko Kaidesoja, director, games, Multimedia, Nokia. “Nokia and EA have a common vision regarding the opportunities in mobile games and how to turn them into a reality.  When you combine Nokia’s leadership in hardware, usabiliy and software platforms with EA’s brands and quality thresholds, the results will speak for themselves.”

Launching the first half 2007, Nokia’s next generation mobile gaming platform makes it easy for people to find, buy, play and share rich and immersive games on a range of Nokia smartphones.  EA intends to deliver a range of popular EA SPORTS(TM) and EA(TM) branded mobile titles at the launch of this next generation mobile gaming initiative.

About Electronic Arts

Electronic Arts Inc. (EA), headquartered in Redwood City, California, is the world’s leading interactive entertainment software company. Founded in 1982, the company develops, publishes, and distributes interactive software worldwide for videogame systems, personal computers and the Internet. Electronic Arts markets its products under four brand names: EA SPORTSTM, EATM, EA SPORTS BIGTM and POGOTM. In fiscal 2006, EA posted revenue of $2.95 billion and had 27 titles that sold more than one million copies. EA’s homepage and online game site is www.ea.com. More information about EA’s products and full text of press releases can be found on the Internet at http://info.ea.com.

Electronic Arts, EA, EA SPORTS, EA SPORTS BIG, POGO and the Sims are trademarks or registered trademarks of Electronic Arts Inc. in the U.S. and/or other countries. Official FIFA licensed product.  The FIFA Logo © 1977 FIFA TM. The mark “TIGERWOODS” and the TW Logo are trademarks of ETW Corp. and may not be used, in whole or in part, without the prior written consent of ETW Corp. All other trademarks are the property of their respective owners.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Electronic Arts

Tammy Schachter

Tel.: +1-650-628-7223

Email : tschachter@ea.com

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 13, 2006

Nokia powers LMT’s HSDPA network in Latvia

Nokia supplies HSDPA as part of extended, exclusive WCDMA 3G network contract

Espoo, Finland - Latvian mobile operator Latvijas Mobilais Telefons (LMT) has launched the first High Speed Downlink Packet Access (HSDPA) network in Latvia. The solution, provided by LMT’s sole network supplier Nokia, enables the operator to offer faster mobile data services to its customers and operate its network more cost-efficiently.

“LMT has always been the first to adopt new and promising technologies that benefit our customers and meet their needs. Adopting new technologies is a challenge that can only be met by cooperation with a reliable and proficient supplier like Nokia. Deploying public HSDPA data services in just a few weeks is another example of a well-balanced team that LMT and Nokia have become,” says Juris Binde, President and CEO, Latvijas Mobilais Telefons.

“We are happy to continue our successful cooperation with LMT in Latvia. For LMT, HSDPA is a natural next step towards more advanced networks. The Nokia HSDPA software is easy to deploy and enables LMT to leverage their mobile data opportunities and deliver new mobile broadband services and an enriched user experience to their customers,” says Jan Lindgren, Vice President, Networks, Nokia.

Nokia and LMT have been working together since 1992. Nokia has supplied the HSDPA solution to LMT as part of a frame agreement signed in 2005, and continues as the sole supplier of LMT’s mobile network infrastructure.

In WCDMA 3G, Nokia has 63 customers to date. Nokia’s high-performing HSPA is a simple software upgrade to Nokia WCDMA networks, thus enabling a fast, cost-effective rollout. Nokia HSPA is made up of two key technologies, HSDPA (High Speed Downlink Packet Access) and HSUPA (High Speed Uplink Packet Access), offering breakthrough data speeds up to 14.4 Mbps in the downlink and up to 5.8 Mbps in the uplink.

Nokia HSDPA offers almost 10-times faster data services than current 3G networks, generating an enhanced service experience. Nokia is a leader in the HSDPA market, with a large number of HSDPA contracts. Many network operators have already opened their HSDPA networks with the Nokia solution.

About Latvijais Mobilais Telefons

Latvijas Mobilais Telefons Ltd. is the biggest mobile network operator in Latvia. LMT operates on the mobile market since 1992 and is the first mobile network operator in the country. In July 2006, LMT’s mobile communication network covered 98.58% of the territory of Latvia, enabling 97.61% of Latvian population to enjoy mobile communication possibilities. For more information, please visit the company website at www.lmt.lv.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 13, 2006

Intuitively easy to use, stylish Nokia 6085 brings balance to a busy life

New folding camera phone offers classic style, excellent usability and compelling features at an affordable price

Espoo, Finland - Expanding its highly popular portfolio of folding mobile phones, Nokia today introduced the new Nokia 6085 camera phone at an affordable price. The Nokia 6085 emphasizes ease-of-use, up to date technology and enduring design to create a straightforward, familiar phone. With an estimated retail price of 175 EUR, excluding taxes and subsidies, the quadband Nokia 6085 is expected to start shipping in the fourth quarter of 2006.

“In Nokia’s recent comprehensive consumer study, one of the strongest trends was the appeal from many consumers in Europe and the Americas for a mobile phone that offers the latest features, but is easy to use on a day-to-day basis,” says John Barry, Director, Broad Appeal Business Unit, Mobile Phones, Nokia. “The Nokia 6085 has everything in balance — a modern design, an uncomplicated menu structure, and familiar technologies at an attractive price. We believe the Nokia 6085 is a great addition to our highly popular Connect portfolio.”

Intuitive to use, comfortable to hold

Its subtle, organic design lines, clear keypad and an uncluttered menu structure make the Nokia 6085 convenient to use. Complemented by sophisticated detailing such as black soft touch paint and chrome accents, this elegant phone is also a pleasure to hold. In addition to black, the Nokia 6085 will be available in a fresh color selection, including sand gold, royal pink, and seagull silver*.

The Nokia 6085 features a highly readable, large color display with 262 000 colors. Additionally, the blue light display on the cover makes it convenient to see who is calling, check the time and signal/battery strength without the need to open the phone.

The Nokia 6085 includes a built in camera with a video recorder with expandable memory, ensuring a camera is at hand for family highlights, like a soccer match or dance rehearsal. Music lovers will enjoy the Nokia 6085 phone’s built-in music player and FM radio, as well as the stereo audio streaming support for convenient use with wireless Bluetooth headsets.

Pictures, videos and music can be stored and shared using the optional hot-swappable microSD memory card, which offers up to 2GB storage. To complement the feature set, the Nokia 6085 offers wireless connectivity via Bluetooth technology, making communication — such as synchronization between phone and PC, transferring images or usage of wireless enhancements — with other devices quickly and easily.

Keep in touch with family and friends

To enable staying in touch with family and friends, the Nokia 6085 offers comprehensive functions for easy messaging and voice communication, including MMS, Nokia Xpress audio messaging, enhanced email and push to talk. Browsing for news and uploading images and videos is convenient with the phone’s XHTML browser and fast data connections through EDGE.

The Nokia 6085 offers excellent operating times - talk time of up to 5 hours and standby time of up to 10 days.

Other features include:

• Connectivity via Bluetooth and USB

• Voice recording, voice commands, handsfree speaker

• Macromedia Flash Player 2.0

• Convenient and fast browsing with XHTML browser

• Flight and demo mode

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

*The availability of particular colors may vary by region.

Photos of the Nokia 6085 can be found at: www.nokia.com/press

Services and some features may be dependent on the network and/or SIM card as well as on the compatibility of the devices used and the content formats supported.

PRESS RELEASE

September 14, 2006

DTAC selects the Nokia Connect eRefill for convenient prepaid top-ups

Nokia has won a deal to supply Thai mobile operator DTAC with the Nokia Connect eRefill, an innovative solution for electronic top-ups of prepaid accounts.  With Nokia Connect eRefill, DTAC prepaid subscribers can conveniently recharge their accounts by buying small, affordable amounts of airtime from a host of resellers.

In addition to the Nokia Connect eRefill, Nokia is providing system integration and care services.  The solution is operational, and DTAC has started offering the service under the name ‘Happy Online’.

The Nokia Connect eRefill is ideal for the Thai market, where more than 80% of subscribers are prepaid.  The solution also enables DTAC to support a large number of resellers, since resellers require only a mobile phone to perform the transaction.  Alternatively, resellers can also use a Web interface.  DTAC will also be able to reduce costs by avoiding physical methods of account recharging, such as scratch cards or vouchers.

“Prepaid has been a growing segment among DTAC subscribers during the past few years,” said Thana Thienachariya, Chief Commercial Officer, DTAC.  “We are looking to extend our offering and attract new customers by introducing service differentiation and innovation into the prepaid Thai Market.  With the e-refill solution provided by Nokia, we have a cost-effective way to do this.”

“We are very impressed with the benefits of the Nokia Connect eRefill,” said Chaiyod Chirabowornkul, Unit Head - Commercial Development Unit, DTAC. “We expect it to significantly lower the barriers to recharging prepaid accounts by allowing us to greatly expand our network of resellers and by allowing our customers to buy airtime in very small amounts.  It’s a very practical solution.”

“Nokia sees e-refill as a key enabler for DTAC to serve its prepaid subscriber base,” said Suwit Pruckwattanaon, Account Director for DTAC, Networks, Nokia, Thailand.  “Nokia Connect eRefill makes micro-value top-ups possible, increasing affordability and encouraging greater mobile usage among lower-spending subscribers, and providing important new business growth for DTAC.  With Nokia Connect eRefill, both DTAC and its subscribers come out ahead.”

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Notes to the Editor:

At present most operators consider it impractical to sell prepaid airtime top ups in very small amounts because of the cost per transaction when vouchers or scratch cards are used.  Electronic refill eliminates many of the fixed costs associated with traditional voucher-based solution, making electronic refill the most cost-effective and flexible solution for providing small-denomination airtime top ups.

With Nokia Connect eRefill, prepaid subscribers pay a reseller for the desired amount of airtime.  The airtime reseller then sends a payment request message to the prepaid system by text message or by the Web.  The subscriber’s account is credited automatically, and the reseller’s account is also debited accordingly.  Both parties are notified about the success of the transaction, and the subscriber receives a text message showing the latest account balance.

The Nokia Connect eRefill solution consists of the Nokia Connect eRefill Server and associated interfaces, as well as General User Interfaces (GUI) for airtime resellers and operators’ customer care staff, allowing flexible management of airtime distribution.  The solution supports the most common protocols of SMSC dialog and has an open API interface to all prepaid systems.

PRESS RELEASE

September 14, 2006

SFR deploys Nokia MSC Server mobile softswitch in France

Nokia reaches 100th customer milestone for its industry leading mobile softswitch solution

Espoo, Finland - Nokia and SFR have signed a contract for the turnkey supply of the Nokia MSC Server (MSS) mobile softswitch to enhance the French operator’s network coverage and capacity.  The network modernization deal upgrades SFR’s current circuit switched core network with a Nokia solution that fully enables fixed mobile convergence and the rapid growth of 3G-traffic.

The Nokia MSC Server System, including the Nokia Multimedia Gateway, will enable SFR to manage the demands of its growing traffic while reducing its operational expenditure (OPEX).  Nokia has now deployed its MSS to over 100 mobile operators worldwide, a strong sign of the success of the mobile softswitch solution initially specified by 3GPP Release 4.  Since mid 2005 the MSC Server has accounted for over 75% of Nokia’s switching deliveries.

The turnkey nature of the deal with SFR means that Nokia will manage all activities related to network roll-out from adaptation works on site to integration, re-hosting the radio equipment and operating the network.  Also included is the multitechnology Nokia NetAct(TM) network and service management solution.

“Nokia’s impressive track record and the proof of its ability to deliver extended services, as well as the long-standing, successful relationship between SFR and Nokia made it easy for us to choose Nokia for this ambitious network modernization project,” says Paul Corbel, Chief Technical Officer, SFR. “The change of our existing MSCs to Nokia’s integrated 2G/3G MSC Server mobile softswitch will enable SFR to now offer a whole suite of innovative services to our customers in the most cost efficient manner and enable convergence.”

“We are very happy to be continuing our long-term collaboration with SFR setting the stage for even stronger cooperation in the future,” says Roberto Loiola, Vice President, Networks, Nokia. “And we’re doubly pleased to be providing SFR the industry’s leading mobile softswitch, bringing significant cost savings and a clear evolution next generation networks.”

Nokia is creating seamless user experiences in converging networks thanks to mobile softswitching and IMS for fixed and mobile.  With over 100 customers for its mobile softswitching and over 50 live networks, Nokia is clearly the most experienced mobile softswitching supplier worldwide.

Nokia is also the front-runner in IMS for fixed and mobile networks, with over 120 references. Nokia’s IMS for fixed and mobile has been in commercial use since 2005.  With 20 convergence trials, enabling personalized VoIP and multimedia, Nokia is paving the way for the renewal of fixed networks and the usage of access technologies like WLAN.

About SFR

With 17.4 million customers and 8,000 employees, SFR is the second largest mobile telecommunications operator in France and has been the market leader in terms of net sales (new customers) since 2003. Operating its own GSM/GPRS and UMTS/HSDPA networks, SFR is able to provide a complete range of mobile telephony and multimedia services, as well as mobile data solutions to its personal, SOHO and business customers. SFR has become the operator of choice for new uses of mobile phones, having been the first operator to launch 3G  and 3G+  services on the French market, and now boasts more than 1.5 million exclusively 3G customers. The company is also a player on the fixed telecommunications market through its 40.8 % interest in neuf cegetel, the leading alternative operator on the French market. SFR benefits from a stable ownership structure, with two major shareholders, Vivendi (56%) and Vodafone (44%).

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

 Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 14, 2006

Elion chooses Nokia D500 Multi Service Access Node for enhanced broadband services and IPTV in Estonia

Nokia D500 enables triple play services including IPTV, converged video, voice and data services

Espoo, Finland -Nokia and Estonian telecommunications service provider Elion Enterprises Ltd. have agreed on the supply of Nokia’s broadband DSL (Digital Subscriber Line) solution, the Nokia D500 IP Multi Service Access Node (MSAN).

The Nokia D500 solution will enable triple play service including IPTV, high speed Internet access, video on demand, HDTV and voice services for Elion’s customers in Estonia. The Nokia D500 delivers integrated IP and multicasting functionality unlike any other IP DSLAM solution in the broadband industry. The system is already in use.

“We recently launched Elion IPTV service, which offers high quality digital television over broadband internet connection. Now we are launching our next generation Home Solution for high speed internet access and triple play services,” says Toivo Praakel, Internet and Data Communication Network Director, Elion. “Nokia’s D500 solution and their continuous support have enabled us to be one of the first service providers in the region to offer these kinds of services to our customers.”

“We are pleased to continue supporting Elion in bringing converged services to their customers,” says Mikko Lavanti, Vice President, Broadband Systems, Networks, Nokia. “The Nokia D500 platform is ideal for Elion in building an IP-centric network, which affords long-term cost savings and opportunities to launch new broadband services.”

The Nokia D500 is a complete IP-based platform providing the security and quality of service that triple play services demand. It supports the latest DSL standards, VDSL, SHDSL.bis and ADSL2+, increasing bandwidth for residential and business customers over both IP and ATM-based connections. In practical terms, a single Nokia D500 can provide hundreds of residential homes with full-service access to IPTV, video, voice and data services, to be delivered to PCs, TVs and mobile devices.

Nokia has a renowned track record in carrier-class broadband and narrowband products and works together with key partners to enable broadband services for more than 50 customers across the globe, covering the European, Asia-Pacific, China, and the Americas markets.

About Elion

Elion is the largest telecommunications and IT provider in Estonia. It is owned by AS Eesti Telekom, listed on the Tallinn and London stock exchanges of (OMX:ETLAT/LSE:EETD). In Estonia Elion is the market leader in fixed network calls, in Internet subscriptions and data communication solutions, and it has made a powerful entry into the IT and digital television market. In 2005 the consolidated revenue of Elion Group was 2.588 billion kroons, and the consolidated net profit was 385 million kroons. At the end of 2005 Elion Group employed the staff of 1673.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 18, 2006

Globe Telecom in Philippines deploys Nokia MSC Server mobile softswitch

Mobile softswitch ideal to combine 2G and 3G services

Espoo, Finland - Nokia has signed a nationwide supply contract with the Philippine telecommunications company Globe Telecom Inc. This network modernization deal includes an upgrade of the Globe Telecom circuit switched core network, also enabling fixed mobile convergence.

Under the agreement Nokia will renew the core network of Globe Telecom including the upgrade of Nokia mobile switching centre into Nokia MSC Server mobile softswitch.

Included are also the unique, multitechnology Nokia NetAct(TM) network and service management solution, Nokia Voice over IP Server, and Nokia IP Multimedia Subsystem (IMS). In addition, Nokia will provide implementation, commissioning, systems integration and training services. The deliveries have already started.

“The contract with Nokia for an upgrade of our existing MSC to an integrated 2G/3G MSC Server mobile softswitch will enable Globe to offer a whole suite of innovative services to our customers in a cost-efficient manner,” says Gerardo C. Ablaza Jr, Chief Executive Officer, Globe Telecom. “These include voice and data applications that can be seamlessly offered across both the 2G and 3G network as well as between the fixed and mobile networks. Services like VoIP, video conferencing, video sharing and other applications will enable Globe to build the digital communities within the Philippines and between the families of overseas Filipino workers.”

“We are pleased to continue our long-term collaboration with Globe Telecom and enable them to introduce 3G services in the Philippines,” says Tapani Sairanen, Account Director, Networks, Nokia. “The Nokia mobile softswitch is an excellent solution for core network optimization, bringing significant cost-savings for operators.”

Nokia is creating seamless user experiences in converging networks thanks to mobile softswitching and IMS for fixed and mobile.  With over 100 customers for its mobile softswitching and over 50 live networks, Nokia is clearly the most experienced mobile softswitching supplier worldwide.  Nokia is also the front-runner in IMS for fixed and mobile networks, with over 120 references. Nokia’s IMS for fixed and mobile has been in commercial use since 2005.  With 20 convergence trials, enabling personalized VoIP and multimedia, Nokia is paving the way for the renewal of fixed networks and the usage of access technologies like WLAN.

About Globe Telecom

Globe Telecom is one of the leading providers of digital wireless communications services in the Philippines using a full digital network based on the Global System for Mobile Communication (GSM) technology.  It also offers domestic and international long distance communication services.  Globe owns 100% of Innove Communications, Inc. which currently operates a cellular service under the Touch Mobile (TM) prepaid brand.  It also offers a broad range of wireline voice and data communication services.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Networks, Nokia

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 19, 2006

Nokia and Sapio to offer complete solution for printing service providers

Espoo, Finland / Stockholm, Sweden - Nokia, the global leader in mobility, and Sapio, a developer of application-based services for wireless devices, today announced that they have signed an agreement where Sapio is to develop, promote and facilitate mobile printing solutions and services in the Nordic region.

Based on the agreement, Sapio is to identify and collaborate with interested service providers in Finland, Sweden, Norway and Denmark in order to upgrade their existing printing infrastructures to support and offer direct mobile printing services to Nokia Nseries users. Sapio enables service providers to deploy and market their services in Nokia Nseries multimedia computers quickly and conveniently. Via seamless integration of their printing services in Nokia Nseries devices, the service provider is able to promote and distribute their service under their own brand directly in the handset.

With no need for a PC or a separate photo printer, Nokia N71, Nokia N73, Nokia N80 and Nokia N93 users can access the printing services in the Nordic countries where the service is available immediately after capture or from the Nokia Nseries device’s Gallery.  Users simply need to select the images they want to be printed, select the preferred printing service provider, insert an address and press Order prints. The order is then processed by the service provider and prints will be delivered to the consumer by mail or to an associated retailer where the consumer can pick them up.

“We are delighted that Sapio will help printing providers go mobile with their current online printing services,” said Mikko Pilkama, director, Multimedia, Nokia. “Mobile imaging and online printing are on a rapid growth path, and there is great business potential to be realized by printing service providers in all the Nordic markets. Printing service providers in the Nordic region now have the means to easily expand their current online printing services to allow their existing and new customers to order prints directly from their Nokia Nseries devices. And we firmly believe that customers will greatly appreciate the ease and wide choice of printing options made available to them directly from the handset.”

“Sapio and Nokia will enable printing service providers to truly realize the full potential of the mobile imaging market,” said David Hunter, CEO of Sapio, and added: “The end-to-end solution we are providing creates an easy to use service and this combined with access to established service providers in each market will facilitate the expansion of mobile image printing to the benefit of all concerned.”

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About Sapio

Sapio AB is a Swedish software company that develops applications for the wireless industry. Sapio have a suite of applications for use on wireless devices using 2.5G and 3G networks. Sapio’s range of applications run on multiple operating systems and includes mobile imaging, mobile ticketing, remote application management, administration and gaming. In addition, we undertake custom developments and consultancy specific to client requirements. Sapio was founded in 1997 and has offices in Stockholm, Sweden.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 38194

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Sapio AB

David Hunter

Tel. +46 8 22 79 07

Email: press@sapio.se

www.sapio.se

www.nokia.com

PRESS RELEASE

September 19, 2006

Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of The Capital Group Companies, Inc. in Nokia Corporation below 5%

Espoo, Finland - According to information received by Nokia Corporation, the holdings of The Capital Group Companies, Inc. are below 5% of the share capital of Nokia.

The Capital Group Companies, Inc. is a holding company for several subsidiary companies engaged in investment management activities. As of September 15, 2006, The Capital Group Companies, Inc. and its subsidiaries hold through their clients the total of 200 020 102 Nokia shares consisting of both ADRs and ordinary shares. The holdings correspond to approximately 4.89 % of the share capital of Nokia. As announced on May 3, 2006, the respective holding amounted to 211 684 445 Nokia shares, corresponding to approximately 5.17% of Nokia’s share capital, on April 21, 2006.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 20, 2006

Nokia 6288: Captivating 3G slide phone with leading-class video playing capability

Further strengthening its portfolio of 3G devices, Nokia today unveiled the new Nokia 6288, a 3G slide phone that adds high-quality video playing capabilities to its mix of features.  With real-time video sharing and video ringtones, the Nokia 6288 is designed to take full advantage of the benefits of 3G technology. The Nokia 6288 is expected to begin shipping in the third quarter of 2006 with an estimated retail price of 325 EUR before subsidies or taxes.

The compact slide phone device is bundled with a 512 MB memory card making it ideal for watching favorite video clips on its bright QVGA, 262,144 color display (320x240 pixels). Outfitted with a 2-megapixel and a VGA camera, the Nokia 6288 makes it easy to share videos and participate in two-way video calls.

“The Nokia 6288 offers consumers the many benefits of 3G in a practical and affordable device,” says Aage Snorgaard, Senior Vice President, Broad Appeal, Mobile Phones, Nokia. “With its strong set of engaging features, world-class video capabilities and an attractive design, we believe the Nokia 6288 will fast become a favourite on the markets this fall.”

The Nokia 6288 also includes dedicated camera and zoom buttons making it even more convenient to record a video or snap a picture of family and friends. Videos taken with the Nokia 6288 can be edited then sent via MMS and email, while Bluetooth technology lets you print pictures directly to any compatible picture printer. The Nokia 6288 weighs 115g and is available in striking cool-white and black colors.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 7180 34457

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Photos of the Nokia 6288 can be found at: www.nokia.com/press

Services and some features may be dependent on the network and/or SIM card as well as on the compatibility of the devices used and the content formats supported

PRESS RELEASE

September 21, 2006

Alcatel and Nokia collaborate to extend business telephony

Intellisync Call Connect from Nokia integrates Nokia Eseries with Alcatel OmniPCX

Paris, France and Espoo, Finland - Alcatel (PARIS: CGEP.PA and NYSE:ALA) and Nokia (NYSE:NOK) have announced a collaboration which extends Alcatel’s business telephony offering to the mobile workforce by way of the Nokia Eseries, a range of business class devices. The Intellisync Call Connect for Alcatel, is a Nokia offering designed to integrate Nokia Eseries devices into the Alcatel IP Communication server. The collaboration reaffirms both companies’ commitment to mobilizing business communications.

Intellisync Call Connect for Alcatel capitalizes on the capabilities of the Alcatel OmniPCX Enterprise as well as the power of Nokia Eseries. With the solution, popular desk phone functionalities are available to the mobile user. For example, employees manage just one business number, and control where and when and on which device they receive their calls. Additionally, the benefits of the office phone, such as call conferencing, call back, and dial by name are delivered with the ease of use of Nokia Eseries, within the enterprise environment.

While employees enjoy the freedom to work from any location, enterprises can enjoy the increased accessibility of employees and profit from substantial cost savings. The IP telephony infrastructure enables companies to take advantage of Alcatel’s Least Cost Routing capabilities, significantly reducing international mobile calling charges and providing greater control of overall communication costs.

The solution brings added transparency to the company’s telephony cost structure by making the billing records easily available, and can help companies identify costly elements in their telephony system. The information provided by the solution can assist a company to plan and build the most efficient telephony system for its business.

“Together with Alcatel, Nokia has a great opportunity to expand the adoption of converged mobility solutions,” said Scott Cooper, Vice President, Mobility Solutions, Nokia. “While enterprise voice solutions from Nokia are designed to work with leading enterprise communications solutions, the introduction of the new solution that integrates Nokia Eseries with the Alcatel OmniPCX is a significant milestone for us. Alcatel and Nokia are at the forefront in bringing solutions to the mobile marketplace that help overcome the barrier between fixed and mobile communications, thus making business communications more efficient both in and out the office.”

“Alcatel and Nokia are teaming up to give both the business and the employee greater flexibility in their daily communications,” said Jean-Christophe Giroux, President, Alcatel enterprise solutions division.  “With a business enabled mobile phone, employees have the freedom to work where it is most productive, while enterprises receive the benefits of predictable and controllable communications costs and enhanced customer service, as callers make immediate contact with the right person. Together, Alcatel and Nokia are delivering on our commitment to mobility and the enterprise.”

The new Intellisync Call Connect for Alcatel offering is part of the Intellisync Mobile Suite from Nokia. The Nokia business portfolio also features the high-performance Nokia Eseries devices which combine attractive and easy-to-use designs that appeal to individual business users with underlying technologies that allow IT departments to effectively manage security settings, corporate applications and data, and software that enable mobile applications such as email, enterprise voice and device management.

Alcatel’s OmniPCX Enterprise is an integrated, interactive communications solution that delivers Alcatel’s Cellular Extension software to enable Intellisync Call Connect.  Currently, Intellisync Call Connect for Alcatel utilizes the cellular network to connect to a company’s PBX infrastructure, and will be enhanced to support both cellular and WiFi networks with dual mode phones in the near future.

The solution will be available during the fourth quarter of 2006 through Alcatel and Nokia resellers, a few of whom commented on the opportunity:

“Trials of the Intellisync Call Connect for Alcatel solution within NextiraOne are going extremely well,” said Neil Moss, Marketing and Strategy Director for NextiraOne. “Employees have given us very positive feedback on the system’s ease of use, rich features and tight integration of the Nokia and Alcatel technology.  Increased enterprise mobility is a key factor in helping our customers change the way they do business and Intellisync Call Connect represents another major step towards truly unified communications, which lies at the heart of NextiraOne’s go-to-market strategy.”

“Our enterprise customers are going through a shift as they are evolving their business voice communications systems from separate fixed and mobile infrastructures into one converged system,” said Anders Nordin, Director Product Management at TDC Dotcom, Sweden. “Our role, as a systems integrator dedicated to serving the enterprise customer, is to help our customer plan their investment by mapping out their current and desired status, resources and other factors. The new solution for Nokia Eseries will be a key element in merging the two systems.”

“There is a growing need to enhance mobility among enterprise users. Our customers expect to access business voice applications with their mobile devices with the same level of functionality, reliability and security as they are used with fixed and IP telephony services.  With the introduction of Intellisync Call Connect for Alcatel from Nokia we can respond to our customers’ needs precisely and strengthen further our fixed and wireless IP telephony strategy,” says Jorma Mellin, Product Director of TDC Song, Finland.

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks, applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 13.1 billion and 58,000 employees in 2005, Alcatel operates in more than 130 countries.  For more information, visit Alcatel on the Internet: http://www.alcatel.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Alcatel

Stéphane Lapeyrade

Tel. +33 (0)1 40 76 12 74

E-mail: stephane.lapeyrade@alcatel.com

Nokia, Americas

Communications

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia, Asia-Pacific

Communications

Tel. +65 6723 2323

E-mail: communications.apac@nokia.com

www.nokia.com

Full list of product features can be found at: http://www.nokia.com/

Company and product names may be trademarks or registered trademarks of the individual companies and are respectfully acknowledged.

PRESS RELEASE

September 21, 2006

Mobile phone companies commit to environmental action plan

Nokia led group agree on a series of new initiatives to improve environmental performance

Espoo, Finland - A group of mobile manufacturers, network operators, suppliers, recyclers, consumer and environmental organisations, led by Nokia, has committed to improve the environmental performance of mobile phones and to do more to raise consumer awareness and participation in take-back and recycling.

The group was created as part of a European Commission pilot project looking at how different industries could work with stakeholder groups to reduce the environmental impact of their products throughout their lifecycle.

Nokia proposed the mobile phone sector to the Commission. Other members of the voluntary group were Motorola, Panasonic Mobile Communications, France Telecom/Orange, Vodafone, TeliaSonera AB, Intel, Epson, Spansion and Umicore, and environmental experts from the WWF, the Finnish Environmental Institute, the UK’s Department of Environment, Food and Rural Affairs, and the European Consumers’ Organisation (BEUC).

The group has agreed upon a series of new initiatives to reduce the environmental impact of mobile phones. These include reducing energy consumption, eliminating the use of specific materials of concern, improving the amount of phones collected through take-back schemes and recycled, and giving consumers more environmental information about products.

Veli Sundbäck, Executive Vice-President Corporate Relations and Responsibility, Nokia, said, “Managing environmental performance is an important responsibility for the entire mobile sector. By working together with environmental groups we have been able to find new ways to make improvements at each stage of a mobile phone’s lifecycle, from when it is made right through to how it can be recycled. We are now committed to turning these ideas into action and maintaining a long-term commitment to this issue.”

He added, “This project has also created valuable learnings for the Commission on effective policy and approaches to regulation, and we hope they will take these into account in the development of future environmental legislation.”

Specific changes and actions the group has agreed to make include:

Energy consumption

To reduce the energy consumption of mobile phones the manufacturers have agreed to take action by equipping phones with reminders to unplug chargers once the battery is recharged. Nokia plans to have these alerts in new phones by the middle of next year.

Nokia estimates that if this measure led to only 10% of the world’s mobile phone users turning off the electricity supply to the chargers after use this would save enough energy in one year to power 60,000 European homes annually.

Removing materials of concern

The group has agreed to take action to go beyond current regulatory standards and eliminate or reduce additional hazardous materials used in manufacturing including certain flame retardants and phthalates.

Nokia no longer use Brominated Flame Retardants (BFR) on new printed wiring boards used to make mobile phones. Nokia has also set the goal of ensuring that all new components used in its mobile phones are free of BFR by early next year, and its products have been free of PVC for the last year.

Improving the take-back and recycling of mobile phones

The mobile operators will work with manufacturers and the other stakeholders to increase the amount of used or unwanted phones that are brought back by consumers for recycling. Over the next two years the group will look at the range of existing recycling schemes operated around the world and identify which work most successfully and why. They will also pilot the use of incentive schemes in a number of different markets around the world to understand how these can be used to improve collection rates.

The most successful schemes and incentives will be identified and shared right across the industry.

More informed consumers

The group has agreed to provide more information and guidance to consumers about the environmental performance of mobile phones, helping them to make more informed purchasing choices. This initiative has begun by researching and understanding the specific information consumers require, and will then make this available on the products and at the point of purchase.

Commenting on the action plan, Matthew Wilkinson, Policy Adviser at WWF International, said, “WWF is pleased to have collaborated with industry on this initiative to try to secure - ahead of regulation - environmental benefits from the mobile phone sector.  We will continue our stakeholder involvement in the project, and look forward to the sector delivering on its commitments.”

Charlotte Grezo, Vodafone Director for Corporate Responsibility, said, “It is important that the mobile industry continues to provide ways for customers to return unwanted mobile phones. Customer involvement is key to our ongoing success and we are keen to try out innovative incentives in order to recover resources and minimise environmental impact.”

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 21, 2006

Nokia collaborates with Microsoft on Mobile Search

Nokia embeds Live Search services into its Mobile Search Platform

Espoo, Finland - Nokia (NYSE: NOK) today announced that it has reached an agreement with Microsoft to integrate Live Search capabilities into its Mobile Search platform, thus enabling consumers access to Live Search directly from their Nokia Nseries multimedia computers and other compatible Nokia S60 devices. Live Search will provide advanced web search results in 14 languages to enable on-the-go access to the information and content consumers want most.

Microsoft will provide advanced search results for web search, as well as quick and easy access to information such as stock quotes, movie times, and common facts via Encarta Instant Answers*. The Mobile Search experience from Nokia allows users to find search results more quickly than by using the browser and finding the web page of an internet search provider, since in many cases search will be accessible directly from the menu screen.

“Adding the advanced searching capabilities of Microsoft’s Live Search to our Mobile Search platform provides our customers with unique and powerful new ways to search the internet on their multimedia computers and many other compatible Nokia mobile devices,” commented Ralph Eric Kunz, vice president, Multimedia Experiences.  “The Mobile Search platform is dedicated towards creating a user experience that is easy to access and optimally integrated into other functions of the device. ”

“We are pleased to provide advanced Live Search services to enhance the search experience on Nokia’s S60 handsets,” said John DeVitis, product unit manager of Live Search for mobile at Microsoft Corp. “Live Search offers consumers unprecedented control and personalization giving them easy access to searching the web plus targeted instant information from their mobile devices.”

The Mobile Search application is expected to be available in select markets in the standard sales packs of the Nokia N80 Internet Edition, Nokia N73, Nokia N93, Nokia N70, Nokia N71, Nokia 6630, Nokia 6680, and Nokia 6681, it is also offered as a free download for select Nokia S60 devices from www.nokia.com/mobilesearch.

*Availability of Encarta Instant Answers varies by market.

Nokia is a trademark or registered trademark of Nokia Corporation. The functions and services depend on the network, compatibility of the device used, and formats of the content supported. For more information, please refer to the instruction manual and/or insertion paper in the sales package.

All trademarks and registered trademarks are the property of their respective owners.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use.  With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 34383

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 21, 2006

Nokia releases new Carbide.c++ tools for Symbian OS

Advanced Eclipse-based tools to drive Symbian developer productivity, accelerate time to market for next-generation smartphones and applications

Espoo, Finland - Nokia today announced the immediate availability of Carbide.c++ Developer Edition and Carbide.c++ Professional Edition, two powerful, next-generation developer suites that will help drive the growth of smartphone application development for Symbian OS(TM), the industry leading operating system for millions of mobile devices in the market today.

Designed to significantly increase productivity by addressing developer-specific needs from rapid prototyping to performance tuning, Carbide.c++ Developer and Professional Edition tools help mobile developers to more easily build the most advanced system, middleware and application software for Symbian OS smartphones.

Based on the Eclipse open-source framework for software tool innovation, Carbide.c++ tools support developers working with the latest version of Symbian handsets, including those based on UIQ, MOAP and the world’s leading smartphone platform, S60 3rd Edition, licensed by the foremost device manufacturers in the marketplace, including LG Electronics, Lenovo, Nokia and Samsung.

“Nokia is very excited to deliver these two powerful new Carbide.c++ tools to help increase developer productivity as they build advanced system software and the next generation of applications for the tens of millions of Symbian smartphones already in use today,” said Heikki Koivu, Director of Nokia’s Development Platform Tools. “The quicker time to market enabled by these cutting-edge tools for development, testing, debugging and performance analysis for Symbian applications translates into increased business opportunities for developers.”

Carbide.c++ Developer and Professional feature Nokia’s new Carbide.c++ UI Designer, which enables developers to quickly produce Symbian applications with dramatic and stylish user interfaces. Featuring a unique set of graphical tools, the UI Designer provides developers with an intuitive UI Wizard to select, initialize and easily edit application interface views.  The UI Designer also includes palette of drag-and-drop design elements used to customize the interface.

Incorporating Nokia’s advanced application debugging architecture, both Carbide.c++ tools also feature direct On-Device Debug, enabling smartphone application and system software code debugging in full run-mode on the device itself, for greater accuracy than with emulator debugging and with significant developer productivity gains.

Carbide.c++ Professional Edition provides added features for developers who build or integrate high-performance, high quality software.  Professional Edition’s On-Device Debug contains additional enhancements that enable debug of system-level processes and tasks on prototype devices.  A powerful Performance Investigator tool provides a real-time graphical view of application performance on pre-production smartphones and enables highly selective targeting and collection of data for code troubleshooting and detailed reporting and analysis.

 ”Providing visibility into what is going on inside the phone significantly enhances developer productivity and the On-Device Debugger and Performance Investigator tools found in Carbide.c++ have allowed our development team to quickly spot and resolve bugs while optimizing the performance of our code,” said Matt Millar, Practice Director Mobile and Devices, Adobe Consulting. “Carbide.c++ has enabled Adobe Consulting to develop and complete the integration of Flash technology in new user interfaces and services more effectively.”

“Nokia and Symbian have partnered on Carbide.c++ to increase the productivity of developers working with the latest version of Symbian OS and enable faster time to market for Symbian applications,” said Bruce Carney, Head of Developer Marketing and Services, Symbian. “We recognize the importance of making quality tools like Carbide.c++ available to mobile developers and look forward to working with Nokia on future versions of the product.”

Nokia’s Carbide.c++ family of developer tools combine the strengths of Nokia leadership in mobile products and development resources, Symbian’s expertise in mobile application development, and the dynamic developer community that has rapidly congregated around the Eclipse IDE. A strategic developer member of the Eclipse Foundation, Nokia is actively participating in the open-source Eclipse CDT Project and its contribution of enhanced debugging functionality to the Eclipse IDE is designed to stimulate greater participation by the Eclipse community in building C/C++ development tools.

Nokia is providing a clear and consistent migration path to Carbide.c++ Developer and Professional Edition for developers already using versions of its CodeWarrior for Symbian OS suite of tools, enabling developers working with CodeWarrior Personal Edition to easily adapt to using Carbide.c++ Developer Edition, and those currently using CodeWarrior Professional to naturally migrate to Carbide.c++ Professional.

Carbide.c++ Developer Edition and Carbide.c++ Professional Edition are currently available for purchase for 299 € and 1,299 € respectfully. CodeWarrior customers may also be eligible to upgrade their software seats to Carbide.  Please contact sales.carbide@nokia.com for more details on upgrades.  Further information on Carbide.c++ Developer and Professional Edition tools, and other members of Nokia’s Carbide family of developer tools, can be found online at www.forum.nokia.com/carbide.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Trademarks:

All trademarks and registered trademarks are the property of their respective owners.

Media Enquiries:

Nokia, Americas

Communications

Global Developer Program, Charles Chopp

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia

Technology Communications

Tel. +358 7180 36376

www.nokia.com

PRESS RELEASE

September 25, 2006

Nokia at Photokina 2006

Showcasing its expanding assortment of multimedia computers and solutions, Nokia has an innovative and compelling story to tell to consumers and imaging professionals alike

Cologne, Germany and Espoo, Finland - Nokia, the global leader in mobility, today kicked off a weeklong display of its latest imaging achievements at Photokina 2006. Highlighting the benefits that mobility brings to imaging, Nokia’s exhibition area is packed with the newest Nokia Nseries multimedia computers and the very latest experiences offered by them.

Nokia is pleased to invite the media to attend a press conference at Photokina 2006 from 3 pm to 4 pm on Tuesday, 26 September, in the Offenbach Saal, Congress Centrum Ost. To learn more about Nokia’s comprehensive offering in multimedia computers and solutions, you can also visit Nokia at Photokina 2006 in hall 4.2, C 010/E 019.

Present for the second time at Photokina, Nokia is showcasing its commitment to delivering the benefits of mobile imaging with industry-leading solutions in the areas of capturing, editing, viewing, sharing, printing and storing. Highlighted by the latest connected multimedia cameras, the Nokia N93 and Nokia N73, both featuring Carl Zeiss optics, the Nokia demonstration area will also display the latest innovations in mobile imaging software. Ranging from uploading images directly from the handset to online blogs or editing and creating high-quality home movies, visitors can even find out how they can use a multimedia computer to analyze their golf swing thanks to the Nokia N93 Golf Edition.

“Photokina 2006 showcases Nokia’s leadership in providing innovative products and solutions that demonstrate the multiple opportunities of digital convergence,” said Satu Ehrnrooth, head of Cameras Category, Multimedia, Nokia. “Indeed, the demonstrations at the Nokia stand are designed to reflect the richness of the feature set on all Nokia Nseries multimedia computers. Whether it’s with an imaging-optimized multimedia camera or any other Nokia Nseries device, visitors have the opportunity to experience connected mobile multimedia like never before.”

After a well-received debut two years ago, Nokia is present at Photokina 2006 with a large stand of around 800 square meters. Much of the imagery, banners and films on show at the Nokia stand have been captured with Nokia Nseries devices. Furthermore, a tall crane fitted with a Nokia N93 will circle over the Nokia stand, and the DVD-like quality video captured will be transmitted in real time on monitors on the stand via a TV cable directly from the Nokia N93.

Visitors to the Nokia stand will also have the opportunity to be photographed by a professional photographer using the Nokia N93 and have the portraits printed to take with them. Furthermore, the Nokia stand will feature a DJ who will demonstrate the ease of mixing music with two Nokia N91 multimedia devices.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 38194

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 25, 2006

Enhance Yourself - Nokia introduces a selection of simple, stylish and rockin’ accessories

Espoo, Finland - Nokia today announced a selection of enhancements to heighten your mobile and music experience. Nokia aims to sell 80 million music enabled devices in 2006, making Nokia the world’s largest manufacturer of digital music players. As the mobile device is increasingly becoming the main music device for people, we’re introducing a wide range of enhancements to provide the best possible music experience with Nokia Nseries multimedia computers and other Nokia devices.

Enjoy your music player tunes with the Nokia Advanced Music Headphones HS-62 or the Hi-fi quality Nokia Stereo Headset HS-81. Your music will travel with you on the latest portable speakers, Nokia Music Speakers MD-3 and Nokia Music Speakers MD-4. And when you’re on the run, be as mobile as possible with the new Bluetooth headsets, the premium Nokia Bluetooth Headset BH-801, and the fashionable Nokia Bluetooth Headset BH-302 and the classic Nokia Bluetooth Headset BH-207.

These enhancements are evidence of Nokia’s commitment to provide the most fulfilling experience with your Nokia device, whether you’re on the go or simply chilling out to tunes. The Bluetooth headsets and music accessories are expected to be available commercially during autumn 2006.

Nokia Stereo Headset HS-81

Take your music experience and blast it to Hi-fi level with the Nokia Stereo Headset HS-81, developed and produced in cooperation with Sennheiser Communications. Additionally optimized for handsfree use, this headset has a strong neckband for good support and comfortably sized earpads. Even when you’re listening, manage your calls with specific call control functionality. The Nokia Stereo Headset HS-81 comes in a stylish black/grey color combination.

Nokia Advanced Music Headphones HS-62

Use these full-sized headphones to enjoy quality Hi-fi music through its 40mm stereo speakers. The Nokia Advanced Music Headphones HS-62 are ultra comfortable for listening, and when you’re done, fold them away for easy storage or travel.

Nokia Mini Speakers MD-4

Enjoy your music and jam wherever you are with your Nokia Mini Speakers MD-4, weighing only 130g. The speakers come in a thin, v-shaped innovative design, which folds right into your pocket. Its high quality sound will reverberate through the built-in stereo amplifier. An integrated radio antenna means you can even tune into your favorite radio station on the go.

Nokia Music Speakers MD-3

Small and easy to carry, the Nokia Music Speakers MD-3 are portable speakers with excellent bass and sound. A classic design, the speakers are ideal for enjoying music from your mobile device’s music player or radio. Compatible with a 3.5mm audio connector, the Nokia Music Speakers MD-3 comes complete with the Nokia Audio Adapter AD-15, Nokia Universal Headphone Adapter AD-50 and the Nokia Travel Charger AC-4.

Nokia Bluetooth Headset BH-801

Weighing only 11 grams, the Nokia Bluetooth Headset BH-801 is the latest in the line of premium wireless headsets, offering the ultimate in freedom and comfort when used with a compatible mobile device. Designed with style and elegance, the Nokia Bluetooth Headset BH-801 is a hassle-free and long-lasting device, providing up to six hours of talk time and up to 160 hours of stand by time.  The optional earloop provides added comfort for those lengthy talk times.

Nokia Bluetooth Headset BH-302

The Nokia Bluetooth Headset BH-302 is the fashion accessory for aspiring technology types. Wear this small headset comfortably with the adjustable earloop and use it just as easily - the multifunction button allows you to control your call functions. There’s no need to stop to chat - the Nokia Bluetooth Headset BH-302 has up to 10 hours of talk time or up to 195 hours on standby.

Nokia Bluetooth Headset BH-207

Free your hands with the stylish and comfortable Nokia Bluetooth Headset BH-207.  Available in black with chrome detail, this headset is easy to handle with its multifunction button for managing your voice functions. Talk for up to seven and a half hours or keep your Nokia Bluetooth Headset BH-207 on standby for up to 140 hours.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45751

Nokia Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Related photos in print quality can be found at www.nokia.com/press

www.nokia.com

PRESS RELEASE

September 26, 2006

Sharing discoveries - Nokia Nseries delivers the latest in mobile multimedia

New multimedia computers, partnerships and applications announced at the Open Studio events around the world

Nokia Open Studio 2006, New York, US - Nokia today announced new devices and experiences that show how the boundaries are blurring between the Internet world, mobility and the consumer electronics industry. The new Nokia Nseries multimedia computers showcase the high-performance multimedia experience that becomes possible when you combine connectivity with cutting edge mobile technology.

“Nokia Nseries multimedia computers represent the next leap forward in personal computing,” said Anssi Vanjoki, executive vice president and general manager of Multimedia, Nokia. “In particular, the Nokia N95 is the evolution of what computers have now become; pocketable devices with the power to connect you to the information, services, content and other people you want when it suits your needs. This is the fastest growing segment in the mobile space and this year alone, we have already sold more than 10 million Nokia Nseries multimedia computers.”

The Nokia N95, an all-in-one multimedia computer with a pioneering dual slide concept, integrated GPS functionality, a 5 megapixel camera and support for high-speed mobile networks, makes it easier to watch and record videos, listen to songs, take high-quality photos, browse the internet, or catch up on email whenever you want. The Nokia N75 multimedia computer, designed especially for the Americas market comes in a fantastic, slim fold form factor supporting all of the Nokia Nseries multimedia experiences, including music, photography and access to Internet services.

“But it’s not just about having a powerful device in your pocket,” continued Vanjoki. “We are also creating unique experiences that enable people to connect to their passions and take their passions with them wherever they go.”

The Nokia N95 also includes integrated GPS and the Maps application with country, region and world maps that allow users to explore the world, find specific routes or locate services such as restaurants and hotels in more than 100 countries.

Forty leading independent music experts from around the world are working with Nokia to create Music Recommenders, a way for music enthusiasts to stay in touch with great music across continents and genres, as well as helping them discover new artists. Once registered at www.musicrecommenders.com, subscribers can receive an instant playlist of 30 second samples tailored specifically to their tastes and purchase the tracks they like. Once a month, users will receive the latest recommendations and editorial features direct to their email inbox.

Nokia also unveiled music editions of three Nokia Nseries multimedia computers, the Nokia N70, Nokia N73 and Nokia N91 8GB. The Music Range combines sleek black design with heightened mobile music experiences appealing to the music enthusiast in everyone. Key benefits include dedicated music access keys, Nokia PC Suite and new software for easy sync and music management, and additional storage capacity - with an 8GB hard drive, the Nokia N91 8GB is a fully-loaded music machine.

The multimedia computer offers all the functionalities of a PC and many portable single purpose devices in a connected mobile device that is always with you and always connected. Because multimedia computers have a programmable operating system, people can download and install software applications. Unlike mobile phones, this means people can add features and applications to their multimedia computers without having to buy a new device.

Photos and videos of the new devices and experiences can be found at http://www.nokia.com/press/openstudio2006

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, on the go at any time.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. http://www.nokia.com

Media Enquiries:

Nokia, Multimedia
Communications
Tel. +358 7180 45667

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

Please visit the Open Studio 2006 website for more information and press photos: http://www.nokia.com/press/openstudio2006

PRESS RELEASE

September 26, 2006

It’s what computers have become - the new Nokia N95

Nokia Open Studio 2006, New York, US - Nokia today introduced the Nokia N95, an all-in-one multimedia computer with a pioneering 2-way slide concept, integrated GPS functionality, a 5 megapixel camera and support for high-speed mobile networks, making it easier to watch and record videos, listen to songs, take high-quality photos, browse the internet, or catch up on email while on the move.

“The Nokia N95 brings a range of multimedia ingredients together, such as a fantastic display, outstanding photo and video capability and high-speed connectivity, making it the ultimate multimedia computer,” said Anssi Vanjoki, Executive Vice President, Multimedia, Nokia. “This single device - which fits easily in your pocket - can replace stand-alone devices that you no longer need, whether it’s your music player, your digital camera, PDA or navigation device. Most importantly, the Nokia N95 is with you and connected when you want to use it.”

The innovative 2-way slide concept makes it easy to switch between different modes, going from reading maps to watching a video with a simple slide. A numeric keypad slides out from one end of the device while dedicated media keys slide out from the opposite direction, converting the display into full screen landscape mode. With powerful 3D graphics, the Nokia N95 has a stunning user interface that makes it intuitive to find the features and services you want.

With its integrated GPS at your fingertips, finding your way just got easier. The Maps application includes maps for more than 100 countries, enabling users to explore the world, find specific routes or locate services such as restaurants and hotels and covering more than 15 million points of interest. You can also purchase additional features, such as city guides and voice guided navigation.

With the Carl Zeiss optics on the 5 megapixel camera, you can capture print quality photos and DVD-like quality video clips. Photos and video clips can be enjoyed on a compatible television thanks to the device’s TV out feature and support for Universal Plug and Play (UPnP) technology.

Designed for High Speed Downlink Packet Access (HSDPA) networks and with support for WLAN, EDGE and WCDMA networks, the Nokia N95 provides excellent coverage and speeds wherever you may be. In HSDPA networks, browsing the internet, reading email, streaming video and downloading large files can be carried out up to 10 times faster than with 3G.

The Nokia N95 also offers a first class entertainment experience with the combination of a large 2.6” QVGA 16 million color display, impressive 3D graphics, built-in stereo speakers offering a 3D stereo effect, standard 3.5 mm audio jack, support for compatible microSD cards and mini USB for convenient data transfer. Browsing the internet on the Nokia N95 is a pleasure using the Nokia Web Browser with Mini Map, with new features such as a floating toolbar, password manager and auto complete, as well as web feeds with support for Atom and auto update.

The Nokia N95 is based on the world’s leading S60 software on Symbian OS, enabling you to personalize your device from a wide choice of compatible applications that can be downloaded to the Nokia N95, including games, navigation, entertainment, productivity and creativity. The Nokia N95 comes out of the box ready to create, connect, consume and interact with some of the internet’s most popular services. Use Yahoo! Search to search for and find most anything on the web, scroll though a book with Amazon’s MobiPocket Reader or snap a photo and send it directly to your Flickr site.

The Nokia N95 is expected to start shipping in volumes during the first quarter of 2007 at an estimated unsubsidized retail price of 550 euros.

Notes to editors

High Speed Downlink Packet Access (HSDPA) is a high capacity 3G technology that can increase the data speeds when using advanced data services from 384 kbps with current WCDMA. In the first phases, HSDPA users can initially expect average data speeds of 1-2 Mbps, which in subsequent phases is expected to increase to over 10 Mbps. The increased spectral and hardware efficiency that HSDPA delivers can bring lower costs to operators. There are currently approximately 60 commercial HSDPA networks in the world.

Photos and videos of the Nokia N95 can be found at http://www.nokia.com/press/openstudio2006

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, on the go at any time.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia
Communications
Tel. +358 7180 45667

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

Please visit the Open Studio 2006 website for more information and press photos: http://www.nokia.com/press/openstudio2006

PRESS RELEASE

September 26, 2006

Meet the Nokia N75: Smallest Nokia Nseries Multimedia Computer

All the music, imaging and Internet functionality of Nokia Nseries in a sleek folding design

Nokia Open Studio 2006, New York, US - Nokia today introduced the Nokia N75, its smallest multimedia computer, offering digital music playback, quality photography, telephony and rich internet communication.  The Nokia N75 provides a complete multimedia experience in a thin and elegant clamshell, while utilizing Nokia’s renowned ease of use.

“By combining people’s entertainment and leisure needs into the Nokia N75, Nokia is affecting the lifestyles of mobile device users in a positive way. With all its features and beautiful design, the Nokia N75 keeps your life connected and it’s far easier and more enjoyable to just have one device to carry around, and still keep ahead of the game!” said Nigel Rundstrom, vice president of Multimedia Sales for Nokia in North America.

Soundtrack to your life

The Nokia N75 music experience excels even with the device closed.  The digital music player has easy controls on the cover of the device, and the reflective 1.36” color cover display guides you to your music, which is always just a button press away.  Supporting a multitude of different formats, including MP3, M4A, AAC, eAAC+ and WMA, the advanced digital music player includes an equalizer, playlist, shuffle and repeat features for a direct connection to compatible online music services. When you connect the Nokia N75 to your compatible PC, a mere tap on the music key acts as an instant link to music stored. The PC-mobile synchronization redirects your favorite tunes straight to the Nokia N75, which can store up to 1,500* individual tracks on an optional 2GB microSD card. In addition to playing downloaded music and ripped cds, the Nokia N75 also includes a stereo FM radio, allowing you to listen to your favorite talk or music radio stations through your compatible headphones or through the integrated 3D stereo speakers.**

Show me what you got

A mere click of the dedicated camera key on the Nokia N75 results in a sharp, ready to print 2-megapixel (1600 x 1200 pixels) photos - select the best pictures by previewing them as a slideshow through the 2.4’’ screen with up to 16 million colors. With up to 16x digital zoom, an integrated flash LED, and the files in JPEG/EXIF format, you can expect excellent quality for the photos taken.  This entertainment device doubles as a mini TV screen, for optimized viewing of streaming and downloaded video clips.  Featuring MPEG-4 video capture and playback in landscape mode, the Nokia N75 delivers an instant video experience with audio recording. With internal memory of up to 40 MB, which can be further expanded with an optional microSD card of up to 2 GB, the N75 allows users to capture up to 500 minutes of high quality video or close to 2500 2-megapixel photos.

The world in your hand

The highly intuitive Nokia Web Browser with Mini Map delivers desired Web pages with their original design directly to the high-resolution color display (320 x 240 pixels, up to 16 million colors). Furthermore, the browser enables RSS feeds, so users can subscribe to their favorite Web sites and receive regular updates. Keeping in touch with friends is just as easy as from your home computer, but the Nokia N75 is always with you - just follow simple set up prompts to access an existing compatible email account or standard SMS and MMS features. Part of the Nokia Nseries multimedia computers, the Nokia N75 offers great functionality in one beautifully shaped connected device. Designed to work on 3G (WCDMA 850/1900 MHz), EDGE and GSM (850/900/1800/1900 MHz) networks, the Nokia N75 provides a fantastic Web browsing experience.

The Nokia N75 is expected to be available initially in the US during the fourth quarter of 2006.

* Capacity based on 3:45 per song and 48kbps eAAC+ encoding. Capacity with 128Kbps AAC encoding is up to 250 songs.

** A compatible headset must be connected to device for FM radio operation.

Photos and videos of the new devices and experiences can be found at http://www.nokia.com/press/openstudio2006

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, on the go at any time.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia
Communications
Tel. +358 7180 45667

Nokia, Americas
Communications
Tel. +1 972 894 4573
Email: communication.corp@nokia.com

www.nokia.com

Please visit the Open Studio 2006 website for more information and press photos: http://www.nokia.com/press/openstudio2006

PRESS RELEASE

September 26, 2006

New Nokia Nseries range shines spotlight on music

Special black editions of Nokia N70, Nokia N73 and Nokia N91 8GB offer ultimate mobile music experiences

Nokia Open Studio 2006, New York, US  - Today, Nokia unveiled music editions of three Nokia Nseries multimedia computers, the Nokia N70 Music Edition, Nokia N73 Music Edition and Nokia N91 8GB. The Nokia Nseries Music Range combines sleek black design with heightened mobile music experiences appealing to the music enthusiast in everyone. Key benefits include dedicated music access keys, Nokia PC Suite and new software for easy synchronization and music management, and additional storage capacity - with an 8GB hard drive, the Nokia N91 8GB is a fully-loaded music machine!

“Music is an essential part of our daily lives and it has the power to evoke memories and change moods,” said Tommi Mustonen, Director, Multimedia, Nokia. “With our new Nokia Nseries Music Range, we hope to enhance those personal experiences and make them even more special. For instance, you can receive recommendations from independent music experts with Music Recommenders, add song after song thanks to additional memory capacity, and easily manage and synchronize your favorite tunes with your mobile device. These benefits and many more make our new Music Range the ultimate for mobile music experiences.”

Whether you’re sitting on the bus or walking down the street, you can now enjoy your music more conveniently. Your favourite tunes are only one touch away with dedicated music access keys. Managing your music is further simplified with the integrated music player. From the music menu you can build and edit play lists on the fly. It’s also a breeze to rip your CDs, synchronize them with your device, and start grooving on the go with the Nokia Music Manager, a part of Nokia PC Suite.

In addition, the Nokia N70 Music Edition, Nokia N73 Music Edition and Nokia N91 8GB have more memory for all those have-to-have songs, with up to 1GB, 2GB and 8GB respectively. With support for the two most popular music formats worldwide, MP3 and AAC, no song should go unheard. For enhanced sound quality you can use a compatible high quality headphone with the standard 3.5mm stereo headset plug.

Furthermore, with web connectivity you can enjoy high quality music on the go. You can easily access the latest news on your favorite artists, buy upcoming concert tickets, and hear the latest tracks - all at your fingertips. Experiences such as podcasting, Stereo FM radio with Station Directory and Visual Radio, and Music Recommenders, further push the boundaries of mobile music.

Nokia N91 8GB:  Jukebox in your pocket

The iconic Nokia N91 8GB offers the best music experience for mobile. With an 8GB hard drive you get up to 6000* songs. Features such as dedicated music keys, premium inbox music-optimized headset with remote control, synchronization with Windows Media Player, and Bluetooth connectivity support combined with the other essential ingredients that make up the Nokia Nseries Music Range, the new Nokia N91 8GB is a true jukebox in your pocket.

Nokia N73 Music Edition:  Digital meets audio

The Nokia N73 Music Edition is a stunning multimedia computer with up to 2GB of memory, integrated stereo speakers for optimized audio pleasure, and easy synchronization with Windows Media Player. With support for MP3, AAC, AAC+, eAAC+ and WMA, you can choose how you rip your tunes and play them. Complemented with exquisite photography features such as a 3.2 megapixel camera with Carl Zeiss optics and autofocus, the Nokia N73 Music Edition is a bona fide marriage of digital and audio.

Nokia N70 Music Edition:  All-in-one music player

Up to 1GB memory, the Nokia N70 Music Edition gives you more music in your pocket. You can personalize your music with a choice of digital music tracks and press the music key for direct access to them. Also, use the music-optimized headset with remote control for easy access. With these enhanced music capabilities, this compact package has high-performance multimedia at its core.

The Nokia N70 Music Edition and Nokia N73 Music Edition are expected to become commercially available in October 2006 and the Nokia N91 8GB by end 2006, with estimated, unsubsidized sales prices of approximately 350, 450 and 550 euros respectively.

A complete list of the Nokia Nseries Music Range features and technical specifications can be found at http://www.nokia.com/press/openstudio2006.

*Capacity based on 3:45 mins per song and 48 kbps eAAC+ encoding.  Capacity with 128 kbps AAC encoding is up to 2000 songs.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, on the go at any time.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia
Communications
Tel. +358 7180 45667

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

Please visit the Open Studio 2006 website for more information and press photos: http://www.nokia.com/press/openstudio2006

PRESS RELEASE

September 26, 2006

Nokia launches international community of music connoisseurs - the Music Recommenders

David Bowie acts as new music ‘godfather’ for innovative music recommendations

Nokia Open Studio 2006, New York, US - Forty leading independent music stores from around the world are working with Nokia to create unique and customizable music recommendations. Music Recommenders brings together great new music across continents and genres, keeping music enthusiasts in touch with the latest tracks as well as helping them discover new artists.

Internationally influential independent record stores including Fat Beats (New York), Reckless (Chicago), Pure Groove (London), Hard Wax (Berlin) and Mona Records (Tokyo) will offer a personalised selection of new music across 12 genres - from Pop to Rock to Classical, Jazz and Electronic.

Every month, experts from each of the stores will bring together music from their specialist genre. No other music recommendation experience offers such an extensive combination of human insight, knowledge and expertise, coupled with global reach.

As a fanatical explorer and discoverer of music from around the world, David Bowie is taking the role of music ‘godfather’. He will be contributing to Music Recommenders every month through features and podcasts, sharing his most exciting discoveries as well as appearing in a short film, shot by Wim Wenders (Buena Vista Social Club), which advocates new music and the culture of record stores around the world.

Users can freely browse the music, search for music according to recommender, genre or style, listen to music clips and read weekly updates, artist interviews, city music guides and even information on the stores and recommenders themselves. Once registered, subscribers can receive an instant playlist of 30 second samples tailored specifically to their tastes and purchase the tracks they like. Once a month, users will receive the latest recommendations and editorial features direct to their email inbox.

“We’ve searched around the world to find the most passionate and credible music specialists.  The stores featured on Music Recommenders have the experts who are supporting and breaking new artists,” commented Tommi Mustonen, Director, Multimedia, Nokia. “And we’re thrilled to have David Bowie - a musical icon - sharing his own passion for what’s new in music. We are able to make a wealth of knowledge, passion and foresight available on a global scale - something that has never before been attempted.”

“Waking up to a new sound or new band is something that makes my day just that bit more exciting,” said David Bowie. “Unfortunately, so much music goes unheard, especially things that don’t bow to the mainstream. Music Recommenders help navigate the undiscovered music that is out there. I’ve actually been to some of the stores featured on Music Recommenders in various parts of the world, and found them to be a wonderful source for new and less traditional music.”

“Perhaps the hardest thing about finding new music is finding a starting point, an entry point, somewhere to begin. Starting with record shops makes sense, because we listen to a vast amount of music and our ears are almost constantly being refined and tuned in to what is out there,” said Nick Turner from Smallfish Records in London. “As an idea, Music Recommenders is excellent; since the shops are diverse, the music will be too, but in amongst it all there will be something that appeals to everyone, whatever their taste.”

Music Recommenders will be available in a beta version starting in November 2006. For a full list of participating stores, please visit http://www.musicrecommenders.com.

Screenshots of the Music Recommender service can be found at http://www.nokia.com/press/openstudio2006

Additional quotes:

“It’s a privilege to be part of a program that allows us to share the great music around with a potentially worldwide audience. Seeing that people from all corners of the globe are picking up on our recommendations is a testament to the unifying quality of great music. This Nokia system has allowed people to hear the tracks that we’re supporting, and also allowed us to hear what fellow record stores from other countries are pushing. It’s a great program that is evolving into a wonderful musical community.” (Simon Singleton, Pure Groove, London)

“Earwax Records is honored to be a part of the Music Recommenders. Now, independent music stores get an opportunity to express our passion for Hip Hop music across the world. It’s great that Nokia are giving us an opportunity to shine some much needed light on all corners of the Hip Hop world. Don’t sleep on good music - enroll in the Ear Wax hip hop academy and let us school you.” (Chuck Woo, Ear Wax Records, Atlanta, USA)

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, on the go at any time.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia
Communications
Tel. +358 7180 45667

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

Please visit the Open Studio 2006 website for more information and press photos: http://www.nokia.com/press/openstudio2006

PRESS RELEASE

September 27, 2006

Nokia wins WCDMA 3G/HSDPA network expansion contract from Taiwan Mobile

Nokia continues as the sole supplier of WCDMA 3G

Espoo, Finland - Nokia extends its existing, exclusive WCDMA 3G network frame agreement with Taiwan Mobile (TWM) to cover the Nokia High Speed Downlink Packet Access (HSDPA) solution and the new Nokia Flexi WCDMA Base Station. Nokia’s HSDPA is a cost-effective, high performance solution that helps TWM tackle the challenges of providing high speed, quality services with optimized cost of delivery. The modular, high capacity Nokia Flexi WCDMA Base Station enables TWM to make more efficient use of its base station sites, leading to significant site cost savings through reduced site construction work, quick base station installation and decreased power consumption.

Nokia continues as the sole supplier of the WCDMA 3G network for TWM. The contract further strengthens Nokia’s leading position in 3G networks and systems deployment in Taiwan. Nokia will provide TWM with circuit core network expansion, expand the operator’s radio network with 3,000 base stations, and upgrade the network software with HSDPA. Nokia will also optimize the network for TWM. The network continues to be supported by Nokia NetAct(TM) network and service management solution.

“As the first wireless operator to launch 3G services using WCDMA 3G technology in Taiwan, Taiwan Mobile is pleased to continue our cooperation with Nokia to constantly improve our network capability and keep abreast of mobile technology developments for offering the most customer-centric solutions and services,” says Harvey Chang, President and CEO, Taiwan Mobile. “We value our relationship with Nokia and see this as a win-win situation for both companies.”

“We are honored to continue as TWM’s WCDMA 3G supplier. The agreement further underlines our leadership in mobile networks,” says Mike Wang, General Manager, Hong Kong and Taiwan, Networks, Nokia. “We are committed and fully prepared to support TWM in fulfilling the market’s demand for state-of-the-art solutions with a network of high speed, capacity and quality.”

In WCDMA 3G, Nokia has 63 customers to date. High performance Nokia HSPA is a simple software upgrade to Nokia WCDMA networks, thus enabling a fast, cost-effective rollout. Nokia HSPA is made up of two key technologies, HSDPA (High Speed Downlink Packet Access) and HSUPA (High Speed Uplink Packet Access), enabling true mobile broadband with breakthrough data speeds up to 14.4 Mbps in the downlink and up to 5.8 Mbps in the uplink.

Nokia HSDPA offers almost 10-times faster data services than current 3G networks, generating an enhanced service experience. Nokia is a leader in the HSDPA market, with a large number of HSDPA contracts. Many network operators have already opened their HSDPA networks with the Nokia solution.

About Taiwan Mobile

Taiwan Mobile Co., Ltd.(TWM) is Taiwan’s first non-state owned company to receive a GSM 1800 license. TWM was also the first private telecommunications company to go public and the first wireless operator to launch 3G services using Wideband Code-Division Multiple Access (WCDMA) technology. The company aspires to be the best telecommunications services provider in network infrastructure, product offering, technology development and customer services. TWM will continue to strengthen its competitiveness in line with its goal of becoming the most reliable telecommunications operator in Taiwan and to create a paradigm for telecommunications services in the new era.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks
Communications
Tel. +358 7180 34379

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 27, 2006

Nokia 5300 XpressMusic headlines a fresh lineup of new music handsets

Three new Nokia music handsets combine strong features, youthful style and attractive pricing

Espoo, Finland and New York, NY, USA - Amid the excitement of the hottest DJ’s and live performances from chart-topping artists, Nokia today launched an exciting new range of music phones during an exclusive event at Nokia Theatre in New York’s Times Square. Headlined by the Nokia 5300 XpressMusic, which features a stylish slide design and holds up to 1,500 tracks, these music phones make it easier than ever to carry a single device by combining the best of mobile communication and mobile music. With today’s announcement, Nokia broadens its portfolio of music-driven mobile products, giving consumers an unparalleled array of choice. The new products announced today will begin shipments in select markets within weeks.

“With today’s launches we are reaching out to a broad range of comsumers who want both the features of a modern mobile phone and a quality music player in a single, stylish device,” says Heikki Norta, Senior Vice President, Mobile Phones. “The Nokia 5300 XpressMusic offers a comprehensive feature set, including support for up to 2 GB of memory and dedicated music keys at an accessible price. Never before has it been as easy or affordable for consumers to own a mobile phone that also offers a first-rate music experience that compares favorably to any stand-alone music player. With this product launch, we are emphasizing the benefits of the XpressMusic feature brand, which clearly labels those Nokia devices that guarantee an outstanding mobile music experience.”

Nokia 5300 XpressMusic heads up the charts

The Nokia 5300 XpressMusic can hold over 100 albums worth of music (approximately 1500 tracks) on a 2GB microSD card. Thanks to dedicated music keys, consumers can easily control the playback of their music while simultaneously enjoying other functions such as texting, browsing or taking pictures. For an even better groove, consumers can plug in their favorite headphones or external speakers with a 3.5mm headset jack by simply connecting them to the Nokia 5300 XpressMusic using the inbox adapter. The Nokia 5300 XpressMusic swiftly transfers albums and music collections to a PC using a standard micro USB connector. When traveling, consumers can use the Nokia Wireless Audio Gateway AD-42W to stream their music collection and favorite playlists wirelessly to any stereo from their Nokia 5300 XpressMusic.

No one-hit wonder, the Nokia 5300 XpressMusic also comes with the latest messaging functions complemented by a 1.3 megapixel camera. Incoming calls can be enhanced with video ring tones on the high resolution display. The Nokia 5300 XpressMusic is expected to retail for approximately 250 EUR, before taxes and subsidies.

In addition, Nokia today revealed two other music devices, the Nokia 5200 and the Nokia 3250 XpressMusic. Featuring a similar lifestyle-inspired slide design as the Nokia 5300 XpressMusic, the Nokia 5200 offers an exciting combination of music and messaging functions and is an even more budget-friendly handset for young and sociable consumers. The Nokia 5200 is expected to retail for around 200 EUR, before taxes and subsidies.

Also unveiled today was the Nokia 3250 XpressMusic, which refreshes the popular Nokia 3250 with an updated look and feel. Still featuring the unique and well-received “twist” design, the Nokia 3250 XpressMusic has doubled the music capacity of the original, holding up to 1500 tracks (supports microSD cards up to 2GB) and is expected to retail for around 400 EUR, before taxes and subsidies.

 About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

 Nokia, Mobile Phones
Communications
Tel. +358 7180 45753

 Nokia

Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

 www.nokia.com

 Photos of the Nokia 5300 XpressMusic, Nokia 3250 XpressMusic and Nokia 5200 can be found at: www.nokia.com/press

PRESS RELEASE

September 27, 2006

Nokia and Intel bring wireless broadband to future notebooks

Espoo, Finland - Nokia is expanding mobility into a new arena by bringing wireless wide area connectivity for notebook users. Nokia has developed an HSDPA connectivity module for notebook computers, which Intel Corporation will deliver onwards to notebook manufacturers as part of its next-generation Intel® Centrino® Duo mobile technology platform. The connectivity module will be widely available as an embedded option in a variety of notebooks.

“This collaboration is good news for notebook users as cellular technology offers superior connectivity and mobility for notebook and other portable device users. This is also a natural area for Nokia’s multiradio expertise to expand to,” said Heikki Tenhunen, head of Nokia’s Connectivity Module Business Program. “An important aspect in bringing an HSDPA connectivity module to notebooks is the fact that 3G is the fast wireless broadband technology which is available for consumers today in a large number of countries in different continents. We believe that 3G connectivity will develop to a strong wireless wide area network mobile connectivity option for notebook computers.”

“Notebook users are increasingly interested in wireless broadband access, and 3G offers a strong solution that is available today,” said Mooly Eden, vice president and general manager of Intel’s Mobile Platforms Group. “This module complements Intel’s Wi-Fi and WiMAX solutions to offer expanded connectivity options for notebook users.”

Nokia is a world leader in the development of WCDMA technologies, and with the connectivity module, Nokia will complement Intel’s wireless technologies with leading edge HSDPA (High Speed Downlink Packet Access) technology for notebooks. In the connectivity module collaboration, Intel takes care of platform design, software, integration and support as well as sales and marketing. Nokia, for its part, brings the 3G HSDPA knowledge, leadership in connectivity products as well as carrier relationships. Nokia also manufactures the module.

Combining HSDPA cellular connectivity with other wireless technologies in notebook computers enables users to easily choose the best radio connection and use their notebooks with a seamless connectivity through wireless networks. Multiradio notebooks also open up new opportunities for operators for providing new innovative easy-to-access mobile solutions.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices, and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas
Communications
Tel. +1 972 894 4573
Email: communication.corp@nokia.com

Nokia, Strategy and Technology Communications
Tel. +358 7180 23949

www.nokia.com

Trademarks: All trademarks and registered trademarks are the property of their respective owners.

PRESS RELEASE

September 28, 2006

Nokia N73 (SoftBank 705NK) chosen for Softbank Mobile’s line-up

Nokia’s multimedia device features a digital camera usability and assured quality

- Give wings to imagination -

Tokyo, Japan and Espoo, Finland - Nokia announced today that the Nokia N73, a 3G (WCDMA) (*1) multimedia computer with the features of a digital camera, has been selected for Softbank Mobile Corp.’s 3G handset line-up. The Nokia N73 belongs to the Nokia Nseries family, and is the second model in the series to be released in Japan. This device is scheduled for release by Softbank Mobile from mid December in 2006, under the name of Nokia N73 (SoftBank 705NK).

The Nokia N73 (SoftBank 705NK) is the first mobile device in Japan to feature 3.2 megapixel camera with world-leading manufacturer Carl Zeiss optics which enables users to take photos of important moments. The device has a sliding lens cover on the back and can be switched into camera mode simply by sliding the cover; therefore, users can take photos easily, just by holding the handset sideways, like a digital camera, and pressing the dedicated shutter button intuitively. In addition, users can e-mail pictures straight from the camera display, and connect directly to a home printer that supports PictBridge, this handset makes it easy to share favorite creative shots with favorite people.

The Nokia N73 (SoftBank 705NK) enables users to take photo intuitively with excellent quality. In addition to that, it is easy to share with your friends the images you took. This product broadens the creativity of the users under the concept of “Give wings to imagination”.

Detailed information about Nokia N73 (SoftBank 705NK)’s features can be found on Softbank Mobile’s website, www.vodafone.jp and Nokia Japan’s website, www.nokia.co.jp.

(*1) Nokia N73 SoftBank 705NK) supports communication methods used in Europe, the Asia-Pacific region (not including Japan and South Korea), Africa and the US (GSM850/900/1800/1900), as well as the third-generation communication method available in Japan (W-CDMA). Please make inquiries with Softbank Mobile for the detailed information on areas where the services are available.

* Nokia is a trademark or registered trademark of Nokia Corporation. The functions and services depend on the network, compatibility of the device used, and formats of the content supported. For more information, please refer to the instruction manual and/or insertion paper in the sales package

* All trademarks and registered trademarks are the property of their respective owners.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Asia-Pacific
Communications
Tel. +65 6723 2439 / +65 6723 1810

Nokia, Japan
Communications
Tel. +81 3 5759 7459

www.nseries.com
www.nokia.com

PRESS RELEASE

September 28, 2006

Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of The Capital Group Companies, Inc. in Nokia Corporation exceeded 5%

Espoo, Finland - According to information received by Nokia Corporation, the holdings of The Capital Group Companies, Inc. have exceeded 5% of the share capital of Nokia.

The Capital Group Companies, Inc. is a holding company for several subsidiary companies engaged in investment management activities. As of September 21, 2006, The Capital Group Companies, Inc. and its subsidiaries hold through their clients the total of 204,960,602 Nokia shares consisting of both ADRs and ordinary shares. The holdings correspond to approximately 5.01 % of the share capital of Nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2006		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel